UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS Under Section 12(b) and (g) of the THE SECURITIES EXCHANGE ACT OF 1934

IPTIMIZE, INC. (Name of small business issuer in its charter)

Delaware	93-0843140
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2135 South Cherry Street, Suite 200, Denver, CO 80222
(Address of principal executive offices)
(303) 268-3600
(Issuer’s telephone number)

Clinton J. Wilson, President
IPtimize, Inc.
2135 South Cherry Street, Suite 200
Denver, Colorado 80222
(303) 268-3600
(Name, address, and telephone number of agent for service)

Securities registered pursuant to Section 12(b) of the Exchange Act:
None
(Title of each class)

Securities registered pursuant to Section 12(g) of the Exchange Act:
Common Stock, $0.001 par value
(Title of class)

With a copy to:
David J. Babiarz, Esq.
Dufford & Brown, P.C.
1700 Broadway, Suite 2100
Denver, Colorado 80290-2101
(303) 861-8013

Additional Information

                 This registration statement contains descriptions of certain contracts, agreements, or other documents affecting our business. These descriptions are not necessarily complete. Please refer to the exhibits filed with the registration statement for the complete text of these documents. See, PART III, ITEM 1, INDEX TO EXHIBITS and the Exhibits filed with this registration statement.

Special Note Regarding Forward Looking Financial Statements

                Please see the note under, PART I, ITEM 2, MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, for a description of special factors potentially affecting forward looking statements included in this registration statement.

PART I

ITEM 1.   DESCRIPTION OF BUSINESS

As used in this registration statement, unless the context requires otherwise, the terms “IPtimize, Inc.,” “we,” “our,” or “us,” refer to IPtimize, Inc. and where the context requires, our subsidiaries.

History and Organization

                 We were incorporated under the laws of the State of Minnesota in 1983 as Simmetech Inc. and were essentially dormant until late 2005. In November 2005, we merged with IPtimize, Inc., a Colorado corporation (referred to as IPtimize Colorado) and adopted the name of the Colorado corporation. Since that date, we have been engaged in the business of managed internet protocol (IP) services for businesses. In September 2007, we re-incorporated our business to the State of Delaware by merging into our wholly owned subsidiary.

                In July 2004, and prior to the merger with IPtimize Colorado in 2005, we consummated a share exchange with Jaguar Resorts, Inc., a Texas corporation engaged in efforts to develop international “fractional ownership” resorts. By mutual agreement of the parties, that transaction was rescinded and the name of the company was changed back to Simmetech.

                We maintain a website at www.iptimize.com. None of the information on our website should be deemed a part of this registration statement.

Overview of our Business

                 We are a broadband voice and data service provider, which means that we utilize broadband data access (including the Internet) to furnish voice and data communications services to our customers. Our primary business is the provision of hosted VoIP (Voice over Internet Protocol) services. Our primary service allows customers to use their broadband connection to reach our gateway servers which then direct their call to a national broadband network to connect to a phone at any destination in the world. We are often referred to as a hosted VoIP provider because we host various desired VoIP-based communications services.

                VoIP sends speech contained in a conversation over the Internet in the same way that it sends an e-mail. It converts voice into a digital package of data which is then reassembled at the other end. Unlike traditional telephone networks, VoIP does not use dedicated circuits for each telephone call; rather, the same network can be shared by multiple users for voice, data, and video simultaneously. This network is more efficient than a dedicated circuit network because the data network is not restricted by the one call, one line limitation of a traditional telephone network. This improved efficiency creates potential cost savings that can be passed on to consumers in the form of lower rates or retained by the provider as revenue. Significant cost savings are also possible for international telephone calls because VoIP calls bypass the international settlement process, which represents a significant portion of the international long distance tariffs. VoIP has been used over the past decade by the major phone companies to transport calls over fiber optic lines to make long distance calls. Through recent technological advances, VoIP calls can now be made directly by a caller.

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Our service is enabled by three primary components, owned or leased by us:

• servers and other computer hardware owned by us;

• computer software acquired under license from independent third parties; and

• Network access provided by our service partners, primarily New Global Telecom.

While these same components are available to our competitors, we manage these components in a way which we believe provides superior service to our customers. For example, our service allows customers to place and receive telephone calls anywhere in the world, wherever digital network access is available. Many of our competitors’ service is only available when connected to that providers’ network. We believe this provides us with a important competitive advantage.

                Our service solutions are designed specifically for the small to medium business market. We measure our growth by the number of IP endpoint addresses under management. These addresses represent unique identifiers for telephones, computers, and servers that link communication services together and manage security and control functions. As of September 13, 2007, we have 1,765 IP endpoint addresses under management. Our goal is to increase this number through internal growth and acquisitions.

                We are engaged in a single line of business, information services. While we hope to increase our service offerings in the future, we do not anticipate entering a different industry segment.

Our Products and Services

                 Our services consist of hosted VoIP and other voice communications replacement products and consulting services related to VoIP and data management. Our voice services, in turn, consist of two offerings, described in more detail immediately below. Our consulting services are designed primarily around our voice services, but also encompass other aspects of the information industry.

                 Voice Products and Services. Our voice services include a hosted offering known as VoicePilot, and a telephone line replacement offering known as VoIP Connect. These products bring features and benefits that are not available with traditional telephony products and do not require an overhaul of the existing telecom infrastructure.

                 VoicePilot is our hosted VoIP service that allows our customers to put voice traffic onto an existing data network. It also allows clients access to additional services such as: (i) Presence,  to stay in touch any time anywhere; (ii) unified messaging, to manage voice messages via a PC similar to email messages; and (iii) Click to Dial, to initiate telephone calls by clicking on phone numbers using contact software such as Microsoft’s Outlook.

                 VoicePilot uses a client’s existing broadband internet connection and a desktop PC application or telephone handset. Switching and connectivity to the outside world and to a customer’s remote offices is accomplished through our network switching platform that connects the Internet and the legacy (public) telephone network. This technology is enabled through the use of computer hardware and software, each acquired by us from independent third parties. The service is also enabled by network access provided by our service partner, New Global Telecom (NGT) which utilizes Level 3 Communications to provide network access which in turn allows us to manage our clients’ communications traffic.

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                In addition to being one of our network providers, Level 3 also acts as a competitive local exchange carrier (CLEC). NGT utilizes Level 3 as the service provider to move telephone numbers from the legacy network to our VoIP service.

                 VoIP Connect is our telephone line replacement service that allows businesses to put voice traffic onto existing broadband internet connections. It does not offer all of the features included in our VoicePilot offering. Also, unlike our VoicePilot offering, it does not require different telephone equipment, but works with a customer’s existing telephone equipment.

                Revenue from our voice services is generated by monthly charges to our customers and includes “bundled” or “ala carte” offerings. Customers may choose from one or more of the following options:

• Unlimited local calling;

• Unlimited domestic long distance calling; or

• Unlimited international long distance to selected countries.

Bundled offerings are offered for a monthly flat rate fee, while ala carte offerings may require payment of variable rates for certain services. For the year ended December 31, 2006 and the sixth months ended June 30, 2007, a majority of our revenue was derived from our voice services and we expect that will be the case for the foreseeable future. (See, PART 1, ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION.)

                 Our service can be used with any digital network connection and most any computer hardware meeting minimum specifications. However, our service is not compatible with an analog (dial-up) connection. We are dependent on network access and software provided by our service partners for our voice services. While the loss of any one or more of these providers would adversely affect our business on a temporary basis, we believe suitable substitutes are available given sufficient time to investigate those alternatives.

                 Consulting Services. In addition to our voice services described above, we also offer our customers a variety of consulting services related to VoIP and their network access needs. Revenue from these services is not as predictable as revenue generated by our voice services, as they are not billed on a predicable monthly rate. Our consulting services are designed primarily to assist our customers in utilizing one or more of our voice services.

                The following description summarizes the primary focus of our consulting services as of September 24, 2007:

                 IT Services.  We typically begin our work with each customer by performing an assessment of its existing network and the quality of its broadband service. If an upgrade is required, we recommend and can provision broadband access provided by independent carriers. We then assess the customers’ other information needs and may recommend one or more of our voice services. Our administrative management services are designed to assist our clients in making intelligent choices about information services that are critical to supporting their business.

                 Managed Firewall. Our managed firewall service involves an assessment of our customers’ firewall, the security to its internal network. Depending on the needs of the customer, we can provide hardware and consulting services consisting of managing, monitoring, and reporting the effectiveness of the firewall.

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                 Managed Internal Network. We can design, implement, and manage single or multi-service provider networks and equipment. Working with our service and equipment partners, we can provide hardware, software, and network access at what we believe are competitive rates. Our service partners include: Polycom (VoIP telephones and conference equipment); Juniper (firewalls and switches); Cisco (routers and VoIP telephones); and Dell (servers and PC’s). Installation and configuration of the network may be provided by our employees or third party providers.

Competitive Strategy

                We compete with providers of traditional (hardline) providers of telephone service and other providers of VoIP and other IP services. As a relatively new entrant in the information services industry, we face significant challenges competing against these companies. Most of these companies have significantly greater personnel and financial resources than we do. (See, “Competition.”) Our competitive strategy is to differentiate our service based on quality, flexibility, and cost. Since our company is relatively new, there is no assurance we will be successful with that strategy.

                The following description summarizes what we believe to be key elements of our strategic plans designed to address our competitive challenges.

                 Our Management Center and Billing Platform. We have positioned ourselves between wholesale providers of network and information services and the various sales channels that have established relationships with small to medium-sized business customers. We manage the provisioning, billing, and customer care aspects of the service which we believe are unattractive to the wholesale providers and our channel partners. We act as both a reseller and a private label distributor for many of our service partners to reach small to medium-sized customers.

                 Own the Customer. We endeavor to serve as a single point of contact between our customers and the information network. We hope to replace several separate providers and integrate the services typically provided by these divergent sources. We seek to provide a centralized point of contact providing both vendor and network administration. This consolidation, in turn, is designed to ease the administrative burden, eliminate redundancy, and reduce costs for our customers.

                 Service and Flexibility. A cornerstone of our business strategy is our effort to provide service and flexibility to our small to medium size customers which is tantamount to that enjoyed by larger customers. We believe that many of the services available with our VoicePilot offering such as call forwarding, unified messaging, presence, and quick dial may only be available to large business customers with more costly hardware and telephone systems. We hope to provide this array of services to our small to medium size customers without the accompanying cost of traditional equipment and installation.

                We also believe we can compete favorably with our competitors for new and relocating customers. Traditional telephone systems typically require a costly investment to move, due to the technology inherent in these systems. Due to the portability of our service, we believe significant cost savings can be achieved in connection with customer moves, additional users and changes in users.

                An additional element of what we believe to be our competitive advantage is the portability of our service. With our VoicePilot offering, users can make and receive calls from and to any location with digital network service. Closed circuits, on the other hand, often require calling cards, credit cards or other barriers. We hope the portability of our service overcomes the historic momentum enjoyed by some of our competitors.

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                 Cost .  In competing with providers of legacy phone service, we believe we enjoy a significant advantage in terms of cost. As discussed previously, VoIP communication is carried over shared networks carrying data, video, and other audio services. Due to the sharing, we believe significant cost savings are available. We hope to pass a portion of this savings on to our customers in the form of lower rates.

                 Another aspect of our perceived cost advantage is the ability to provide our customers with additional services without an investment in an entire telephone system. Our VoicePilot offering provides many advanced services which can be installed one computer or desktop at a time. We believe this strategy is attractive to smaller users with capital constraints.

                 Reduced Working Capital Requirements. Also central to our business model is our perceived ability to outsource working capital requirements needed to install and maintain a network and staff a growing sales force. Working through relationships with our existing service and business channel partners, we believe we have created relationships to attract participation in a mutually beneficial manner. We avoid significant costs inherent in constructing and managing one or more broadband networks while assisting the owners of those networks in generating additional revenue. We also provide a means for our channel sales partners to generate revenue by recommending our services.

                 Acquire and Aggregate Undervalued Broadband Service Providers. Our plan is to pursue a targeted strategy of identifying and evaluating appropriate acquisition candidates that will continue to expand and diversify our customer base and product offerings. We will target a large base of small, fragmented competitors who can provide additional customers and users of our service infrastructure. An acquisition may also provide us with an opportunity to expand into a new geographical market. We will look for acquisition opportunities from a mix of existing VoIP “hosted providers,” data solution companies and traditional CLECs.

Marketing Strategy

                Our marketing strategy centers on identifying companies with multiple sites containing 10 to 150 employees per site. We are also targeting the small office/home office market because of the dramatic growth in remote workers. Our efforts to target this segment of the industry represents our belief that it is underserved by existing participants. These businesses are typically large enough to require an array of relatively sophisticated information services, but too small to afford private networks and other benefits enjoyed by larger companies. In addition, existing telecommunications providers typically target larger companies while an array of providers target residential customers. We believe an opportunity exists in this small to medium sized business market for a company such as ours.

                 We view IP and the opportunity to educate prospective clients about IP’s business-enabling potential as the “door opener” to our suite of managed IP solutions. This approach presents an opportunity to learn about our prospects and to provide them with information about converged voice and data networks. Once we have helped a client assess its business needs and current network architecture we are able to make recommendations regarding VoIP and our other managed services.

                 An overarching objective of marketing is to build brand awareness on behalf of our name and product set. An example of this is the branding of our name and our flagship IP offering, VoicePilot, at the desktop of our customers. VoicePilot is an interface (application) situated on an end-user’s computer or telephone device screen that simulates a traditional desktop handset experience but is enhanced by intuitive mouse clicks and keystrokes common to the computing environment. Simple clicks and keystrokes create fast pathways to conferencing, call-forwarding, and message management.

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                 Due to its relatively low cost and wide availability, we also hope to utilize the power of the Internet and e-mail to inform our target audience of our value proposition. We currently maintain an internet website at www.iptimize.com, which serves as both a marketing tool, sales agent, and customer access portal. It provides a wealth of information regarding our company and services to members of the public, prospective employees, strategic partners, and suppliers.

                 Additionally, we are utilizing our distribution partnerships to gain greater online visibility to the small to medium size business community. To that end, we are supporting channel partners with customized collateral, including VoIP solutions brochures, customer case studies, and online tools, each designed to stimulate interest and generate leads. An example of this effort is the current E-Street website which prominently features both VoicePilot and VoiceConnect as branded within the E-Street portfolio of services. E-Street Communications, Inc. is a Denver-based Internet service provider.

Sales Strategy

                Our client acquisition strategy is supported by direct and indirect sales channels. We recently retained a vice president of sales to oversee our direct sales efforts and to design and implement our direct sales force. We presently have a direct sales team in Denver and Phoenix, and subject to the availability of working capital, hope to deploy additional sales personnel in additional geographic locations in an effort to expand our services. We also hope to accelerate this process by identifying and acquiring one or more compatible businesses in markets outside of our current markets.

                Our indirect sales efforts are directed to channel service partners such as internet service providers, value added resellers, and other network providers such as local and regional cable companies. These channel partners possess customer relationships which provide us access to a captive and receptive audience. We hope to leverage our relationships with these partners to increase our customer base at an accelerated basis.

                The following information summarizes our indirect sales channels as of September 24, 2007:

                 Branded Program (Agents). Our branded program centers on an individual or company that proposes and sells our-branded services at our suggested retail price. An example of agent using our branded program would be a independent network administrator providing service to a number of small to medium sized businesses. We have the responsibility for training, provisioning, billing and customer support for these customers. Agents that close their own opportunities are compensated by a percentage of services billed.

                 Co-Branded Program (Distributors). This program permits VARs or service providers to add VoicePilot and VoIP Connect to their product sets, branded as such, beneath their corporate identities. An example of a distributor utilizing our co-branded program would be E-Street Communications, Inc. Partners purchase our IP services at our wholesale rate. They propose (supported by our marketing materials) and sell services, and re-bill their end users. We provide them with a call detail record for billing, provision the services and takes subscriber service calls that the distributors could not solve.

                 Private Label Program (Resellers).  This program permits a cable television company or any data network service provider to purchase from us the elements (such as licenses, direct inbound dialing numbers and long-distance packages) required to create and brand their own service offerings. Partners who enter this program are responsible for selling, provisioning, billing and service calls. Resellers are compensated by margin dollars they make above our wholesale price.

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Recent Events

                On August 31, 2007, we entered into an Agreement and Plan of Merger with WTI, L.L.C., a privately-owned Washington limited liability company (WTI), pursuant to which we intend to acquire all of WTI’s issued and outstanding membership interests. WTI is engaged in the business of voice and data communication services and acts as a CLEC in the States of Washington and Oregon. The proposed acquisition is structured such that our newly formed subsidiary corporation would merge with and into WTI, with WTI surviving the transaction.

                In consideration for the purchase, we have agreed to pay the following:

•	20,000,000 shares of our common stock;

•	A three year warrant to purchase an aggregate of 300,000 shares of our common stock at the lower of $0.75 per share or the price per share offered to investors in our presently proposed equity financing in an amount of not less than $6,000,000;

•	$550,000 in cash, $250,000 of which has already been paid;

•	A promissory note in the principal amount of $2,450,000 bearing interest at a rate of eight percent (8%) per annum, with interest payable on a monthly basis and the following principal reduction payments: (i) $300,000 due six months after the closing date; (ii) $600,000 due nine months after the closing date, and (iii) the remaining balance due two years from the date of closing. In addition, we agreed to allocate 20% of the net proceeds from our proposed equity financing to reduce the outstanding principal balance of the note;

•	To pay off or replace $1,000,000 in bank debt presently owed by WTI; and

•	To pay off up to $928,056 in debt presently owed by WTI to the members of WTI and to an affiliated third party lender.

The common stock proposed to be issued in partial consideration for the acquisition would be issued pursuant to an exemption from the registration requirements of federal and state securities laws. However, we have extended rights to the members of WTI providing that we would include any shares issued under the terms of the Merger Agreement and shares underlying warrants in any future registration statement filed by us with the Securities and Exchange Commission (SEC) on an appropriate form.

                 Closing of the proposed acquisition is subject to numerous contingencies, including the receipt of sufficient capital to fund the purchase. The Agreement terminates on September 30, 2007 unless extended with the mutual consent of the parties. If the acquisition is successful, we intend to integrate the operations of WTI into ours and market our VoIP services to the customers of WTI.

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Merger with IPtimize Colorado

                 As summarized above under “History and Organization,” we merged with IPtimize Colorado in November 2005 and entered the IP service business. The merger with IPtimize Colorado was accomplished pursuant to an Agreement and Plan of Merger dated September 20, 2005 (2005 Agreement). In reviewing the documents and transactions underlying the 2005 merger in connection with our efforts to recapitalize the company, we discovered certain ambiguities relating to the form of the merger.

                 In an effort to resolve the ambiguities perceived in those documents, we revised the 2005 Agreement (Revised Agreement) and solicited the ratification of our stockholders and the stockholders of IPtimize Colorado. The Revised Agreement clarifies that the structure of the transaction was a statutory merger such that IPtimize Colorado was merged with and into us and that we were the entity surviving the transaction. Upon the recommendation of our board of directors, our stockholders approved the Revised Agreement and ratified the 2005 transaction and the former stockholders of IPtimize Colorado also approved the Revised Agreement and ratified the 2005 transaction.

Competition

                The market for communications services is competitive, very large, mature, and is highly fragmented. While there are many service providers for the various service products that comprise our managed services portfolio, there remain a relatively small number of known competitors that offer the same mix of outsourced, IP-centric and vendor integration solutions provided by us. We believe that the principal competitive factors affecting our ability to attract and retain customers are price, call quality, reliability, customer service, and enhanced services and features.

                In IP services, we compete directly with local and to a lesser extent, national firms, including Vonage, AT&T and Packet 8 (8x8, Inc.). The incumbent carriers have each announced plans to enter the VoIP market, including Qwest in our service area. Several start-up entities exist which compete with our services.

                The “managed services” segment of the communications industry includes the following groups of firms:

•	Telecommunications carriers that provide the access over their proprietary networks;

•	Information technology (IT) firms that provide systems integration and custom project management;

•	Outsourcers of network management functions, including network operating center firms, managed hosting facilities and networked applications firms; and

•	Agency firms that market carrier services.
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                 We expect to receive competition from all of the providers of services which seek to participate in small to medium sized business customer’s networking purchases. Because the capital cost to compete is small, many competitors may enter the market for the marketing of carrier broadband services or hosted VoIP services. In Denver, we compete for small to medium sized business customers with Qwest Communications, Covad and C-Beyond Communications. However, we believe that our focus on integrated managed VoIP and networking solutions differentiates us in the competition for small to medium sized business customers.

                 In particular, the incumbent telephone companies are increasingly becoming competitors and have historically dominated their regional markets. These competitors include AT&T (formerly SBC Communications), BellSouth, Qwest Communications and Verizon Communications. These competitors are substantially larger and better capitalized than we are and have the advantage of a large existing customer base. Many of their customers either do not have a broadband Internet connection or are very satisfied with their current service. In addition, many users of traditional phone service who might otherwise switch to our service do not have the ability to cancel their traditional phone service without also losing their broadband service. Others are not willing to install a device enabled by us, accept the limitations of our emergency calling service, forgo service during power outages or trust a new company such as us with a vital service. Before subscribing to our service, a substantial majority of our new customers must first decide to terminate their service from their incumbent telephone company or pay for our service in addition to their existing service.

                The incumbent phone companies are well-financed and have large legal departments. They have long-standing relationships with regulators, legislators, lobbyists and the media. This can be an advantage for them because legislative, regulatory or judicial developments in our rapidly evolving industry and public perception could have a material effect on our business.

Regulation

                 Traditional telephone service historically has been subject to extensive federal and state regulation, while Internet services generally have been subject to less regulation. Because some elements of IP resemble the services provided by traditional telephone companies and others resemble the services provided by Internet service providers, the IP services industry has not fit easily within the existing framework of telecommunications law and until recently has developed in an environment largely free from regulation.

                 The Federal Communications Commission (FCC), the U.S. Congress and various regulatory bodies in the states and in foreign countries have begun to assert regulatory authority over IP providers and are continuing to evaluate how IP services will be regulated in the future. In addition, while some of the existing regulation concerning IP services is applicable to the entire industry many rulings are limited to individual companies or categories of service. As a result, both the application of existing rules to us and our competitors and the effects of future regulatory developments are uncertain.

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                 Regulatory Classification of VoIP Services. On February 12, 2004, the FCC initiated a rulemaking proceeding concerning the provision of voice and other services and applications utilizing IP technology. As part of this proceeding, the FCC is considering whether VoIP services like ours should be classified as information services or telecommunications services. We believe our service should be classified as an information service. If the FCC decides to classify IP services like ours as telecommunications services, we could become subject to rules and regulations that apply to providers of traditional telephony services. This could require us to restructure our service offering or raise the price of our service, or could otherwise significantly harm our business.

                 While the FCC has not reached a decision on the classification of IP services like ours, it has ruled on the classification of specific VoIP services offered by other IP services providers. The FCC has drawn distinctions among different types of VoIP services, and has concluded that some VoIP services are telecommunications services (typically those that can assign a phone number with the service) while others are information services. The FCC’s conclusions in those proceedings do not determine the classification of our service, but they likely will influence the FCC’s decision regarding IP services like ours.

                 VoIP E-911 Matters.  On June 3, 2005, the FCC released an order and notice of proposed rulemaking concerning VoIP emergency services. The order set forth two primary requirements for providers of “interconnected IP services” such as ours, meaning VoIP services that can be used to send or receive calls to or from users on the public switched telephone network.

                 First, the order requires us to notify our customers of the differences between the emergency services available through us and those available through traditional telephony providers. We also must receive affirmative acknowledgment from all of our customers that they understand the nature of the emergency services available through our service. On September 27, 2005, the FCC’s Enforcement Bureau released an order stating that the Enforcement Bureau will not pursue enforcement actions against IP services providers, like us, that have received affirmative acknowledgement from at least 90% of their subscribers. We are required to file a report with the FCC when we receive affirmative acknowledgments from 100% of our customer base. We have received affirmative acknowledgment from substantially all of our customers that they understand the nature of the emergency services available through our service, and thus we are substantially in compliance with the first aspect of the FCC’s June 3, 2005 order.

                 Second, the order requires us to provide enhanced emergency dialing capabilities, or E-911, to all of our customers by November 28, 2005. Under the terms of the order, we are required to use the dedicated wire-line E-911 network to transmit customers’ 911 calls, callback number and customer-provided location information to the emergency authority serving the customer’s specified location.

                 On November 7, 2005, the FCC’s Enforcement Bureau issued a Public Notice with respect to that requirement. The Public Notice indicated that providers who have not fully complied with the enhanced emergency dialing capabilities requirement are not required to discontinue the provision of services to existing clients, but that the FCC expects that such providers will discontinue marketing their services and accepting new customers in areas in which the providers cannot offer enhanced emergency dialing capabilities. We also have taken steps to comply with the enhanced emergency service rules and are in compliance with all of the requirements of the FCC’s order.

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                 Access to Networks.  Our customers must have broadband access to the Internet in order to use our service. Some providers of broadband access may have previously taken measures that interfere with their customers’ ability to use our service. The extent of the legal obligation of providers of broadband access to allow their customers to use our service without interference, without imposing additional costs, and without degradation of service quality is not clear. If broadband providers interfere with our services, there will be a material adverse affect on us.

                 The Wire-line Broadband Internet Access Services Proceeding.  On August 5, 2005, the FCC voted to reclassify incumbent local exchange carrier broadband internet access services as Title I information services that are not subject to common carrier regulation. As a result of the FCC’s decision, providers of wire-line broadband Internet access services may now limit the right of their customers to access IP and Internet services, including our service, or otherwise discriminate against providers of IP services such that our service becomes less attractive to customers. However, because telecommunications carriers that provide wire-line broadband Internet access services will remain subject to Title II of the Telecom Act, their ability to engage in discriminatory and anticompetitive behavior may be limited by other provisions of law. Additionally, the FCC has issued policy statements supporting the proposition that consumers are entitled to competition among network service, application and content providers.

                 Bundling of DSL and Voice Services by Incumbent Telephone Companies.  In March 2005, the FCC ruled that state public utility commissions cannot require that incumbent telecommunications carriers permit competing carriers to provide voice service to retail customers over the same copper wires used by the incumbent carriers to provide DSL service. As a result of this ruling, many incumbent carriers no longer permit retail customers to purchase DSL as a stand-alone service. This ruling makes our service much less attractive to customers who obtain broadband Internet access through an incumbent telecommunications carrier because the incumbent carrier can require them to buy voice service together with DSL. While some incumbent carriers continue to make DSL available on a stand-alone basis, they have no legal obligation to do so and could discontinue such offerings at any time. However, in connection with its approval of the mergers of SBC and AT&T and Verizon and MCI, the FCC required each of the merged companies to offer DSL to consumers without requiring them also to purchase voice service for two years from the start dates. These conditions could make our service more attractive to our customers who obtain broadband Internet access through the merged entities. In addition to the FCC’s requirements, some states imposed conditions on their approvals of the mergers that require the merged companies to offer stand-alone DSL.

                 Assistance to Law Enforcement.  The Communications Assistance for Law Enforcement Act (CALEA) requires certain communications service providers to assist law enforcement agencies in conducting lawfully authorized electronic surveillance. On September 23, 2005, the FCC released an order concluding that CALEA applies to IP services providers that, like us, offer services that allow users to receive calls from, and make calls to, the public switched telecommunications network. The FCC established a deadline of May 14, 2007 for IP services providers to comply with the requirements of CALEA. On May 3, 2006, the FCC adopted a second order. The order clarified that the FCC will not establish standards for VoIP providers to comply with CALEA. Instead, the FCC directs law enforcement agencies, experts and the industry to develop the standards. The FCC’s order clarifies that IP services providers may use third party vendors to comply with the requirements of CALEA. Should the FCC take additional actions that require us to implement capabilities that significantly differ from those we currently plan to deploy, we may face technical obstacles, or may incur additional expense in order to comply. We have implemented a solution, using a third party vendor that we believe will enables us to comply with the requirements of CALEA and the September 23, 2005 order.

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                 Universal Service Fund.  FCC regulations require providers of interstate telecommunications services, but not providers of information services, to contribute to the federal Universal Service Fund, or USF. USF contributions are currently calculated as a percentage of interstate and international revenue. Currently, we are not required to contribute directly to the USF, although we do contribute indirectly to the USF through our purchase of telecommunications services from our suppliers. If VoIP services like ours are considered telecommunications services, we may be required to contribute directly to the USF. In addition, the FCC is considering a number of proposals that could alter the way that the USF is assessed. For instance, the FCC is considering an assessment based on the use of telephone numbers. In the future, we may be required to contribute directly to the USF or may face additional costs due to an increase in the contribution obligations of our suppliers. On June 21, 2006, the FCC issued rule 06-94 that requested that interconnected VoIP service providers begin collecting a 6.18475% surcharge on monthly recurring VoIP services and to remit to the Universal Service Fund. We began collecting this fee effective on our September 1, 2006 billing to customers.

                 Access to Telephone Numbers.  Our service and features depend on our ability to assign to customers the phone numbers they want. FCC regulations affect our ability to do this and the cost at which we can do it.

                 Access to New Telephone Numbers.  Current FCC rules prohibit IP services providers from directly obtaining telephone numbers from the entities that control them, which are the North American Numbering Plan Administrator and the Pooling Administrator. Instead, IP services providers must obtain numbers indirectly through licensed telecommunications carriers. SBC Internet Services, Inc., an unlicensed IP services provider, filed a petition with the FCC seeking limited waiver of rules that limit the direct assignment of telephone numbers to licensed telecommunications carriers. The FCC granted SBC Internet Services’ petition and stated that it will provide similar relief in response to petitions from other similarly-situated IP services providers.

                 Local Number Portability.  We currently offer “local number portability,” a service that allows customers to move their existing telephone numbers from another provider to our service. Only regulated telecommunications providers have access to the centralized number databases that facilitate this process. Because we are not a regulated telecommunications provider, we must rely on telecommunications providers to process our local number portability requests. If our waiver petition is granted, we will have the ability to process number porting requests directly. We are also working with industry groups to advocate for a more efficient local number portability process.

                 State Regulatory Status.  State governments and their regulatory authorities may also assert jurisdiction over the provision of intrastate IP communications services where they believe that their authority is broad enough to cover regulation of IP-based services. Various state regulatory authorities have initiated proceedings to examine the regulatory status of IP telephony services. Such proceedings include the appeal, by several states, of the FCC’s November 12, 2004 ruling that the FCC, rather than state commissions, has preemptive authority to regulate VoIP services based on the fact that there is a fundamental inability to separate the interstate and intrastate components of the service. However, state regulation may become more pervasive in the future if technological advances allow for the separation of the interstate and intrastate components of VoIP services.

                 Federal Legislative Activities.  The United States Congress may consider various pieces of legislation in its current session that could amend the Telecom Act and could affect our business. These bills propose, among other things, to deregulate advanced Internet communications services such as IP networks and the applications provided over such networks and require all Internet telephone providers to provide certain 911 services similar to those already required under the FCC’s order. We do not know whether any of these proposals will become law.

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Fees and Taxes

                 There are numerous fees and taxes assessed on traditional telephone services that we believe have not been applicable to us and that we have not paid in the past. Currently, we only collect and remit sales taxes for hardware sales to customers with a billing address in Colorado, where our corporate operations are conducted.

Employees

                 As of September 24, 2007, we had 15 full-time employees, with three in management, one in finance/administration, five in operations and six in sales, marketing and customer care. We also engage two independent contractors, one to assist with sales, strategic planning, and operations; and one to assist with financial accounting systems, controls, and financial statement preparation. Currently, there are no organized labor agreements or union agreements between our employees and us. We believe that our relations with our employees are good.

ITEM 2.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                 The following discussion of our financial condition and results of operations should be read together with our financial statements and the related notes thereto included in another part of this registration statement. See, “PART F/S.” This discussion contains certain forward-looking statements that involve substantial risks and uncertainties. See, “Risk Factors” below for a discussion of our forward-looking statements. Historical operating results are not necessarily indicative of the operating results for any future period.

Overview

                 In November 2005, we merged with IPtimize Colorado in a transaction in which we were the legal survivor. We issued 15,452,750 shares of common stock and 750,000 shares of Series A Preferred Stock to the former stockholders of IPtimize Colorado in connection with that transaction. Since the amount of stock issued by us in the merger exceeded the amount of stock outstanding before the transaction, the transaction as been treated as a reverse merger for accounting purposes, as if IPtimize Colorado acquired us and survived the transaction. IPtimize Colorado was recapitalized as a result of the merger and an additional 400,811 shares of common stock were issued in the transaction. As a result, the financial statements of IPtimize Colorado survive for purposes of our financial reporting.

                 We operate in the information services industry and are engaged in a single line of business with multiple services, which are defined in, ITEM 1, Our Products and Services. Through the first quarter of 2005, our primary source of revenue was the one-time sale of equipment and related installation and consulting services. Beginning in the second quarter of 2005, we changed our focus to a recurring service model where our primary source of revenue is from end-users of our broadband voice and data services which typically have service agreements with terms of one to three years.

                Going forward, we intend to continue with our recurring service model and expand the product offerings to meet the needs of the markets which we serve. We anticipate that our revenue growth will be achieved through:

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•	Targeted acquisitions of competing and complementary businesses;

•	Wholesale agreements to provide managed IP services to select industry channels; and

•	Organic growth through a dedicated direct sales team and sales agent partner program.

                 Our costs and operating expenses consist of cost of sales, general and administrative expenses, non-cash stock compensation, depreciation, financing and interest expenses, described in more detail as follows:

•	Cost of sales consists primarily of leased access, network and collocation facilities that we utilize to provide services to our end-users. The term of our contracts with these providers is generally two years or less;

•	General and administrative expenses consist primarily of compensation and benefits for sales, management, operation, customer service, accounting, and administrative personnel, occupancy costs, legal and accounting fees, and other expenses associated with being a public company;

•	Non-cash stock compensation consists of shares of common stock offered as compensation for consulting services and other compensation;

•	Depreciation expenses are related to the depreciation of our network equipment, computer software, office furniture, and fixtures;

•	Financing expenses consist of cash and non-cash costs related to our financing activities;

•	Interest expenses consist of cash and non-cash interest expenses on various financing instruments; and

•	We have not recorded any income tax benefit for net losses and credits incurred for any period from inception to June 30, 2007. The utilization of these losses and credits depends on our ability to generate taxable income in the future. Because of the uncertainty of our generating taxable income going forward, we have recorded a full valuation allowance with respect to these deferred assets.

Trends in Our Industry and Business

                 A number of factors in our industry and business have a significant effect on our results of operations and are important to an understanding of our financial statements. These trends include:

                 Overall Economic Factors. Our operations and earnings are affected by local, regional and global events or conditions that affect supply and demand for telecommunications and other information products and services. These events or conditions are generally not predictable and include, among other things, general economic growth rates and the occurrence of economic recessions; changes in demographics, including population growth rates; and consumer preferences. Our strategy and execution focus is predicated on an assumption that these factors will continue to promote strong desire for the utilization of telephony products and services and that the cost and feature advantages of VoIP alternatives will not be negatively impacted by unforeseen changes in these factors.

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                 Industry .   The telecommunications industry is highly competitive. In recent years we have seen new sources of supply for our underlying infrastructure that have reduced our overall costs of operation, and have enjoyed the benefits of competition among these suppliers for a relatively limited amount of viable customers. These decreases were driven largely by reduced vendor pricing. A key component of our competitive position, particularly given the number and range of competing communications products, is our ability to manage operating expenses successfully, which requires continuous management focus on reducing unit costs and improving efficiency.

                 Consumer Demand.  There is significant competition within the traditional telecommunications marketplaces and also with other emergent “next generation” telecommunications providers, including IP telecommunications providers, in supplying the overall telecommunications needs of businesses and individual consumers. We compete with other telecommunications firms in the sale and purchase of various products and services in our markets. Our ability to sell managed IP services is directly linked to the significant growth rate of broadband adoption, and we expect this trend to continue. We benefit from this trend because our service requires a broadband Internet connection and our potential addressable market increases as broadband adoption increases.

                 Regulatory Factors.  Our business has developed in an environment largely free from regulation. However, the United States and other countries have begun to examine how VoIP services should be regulated, and a number of initiatives could have an impact on our business. These initiatives include the assertion of state regulatory and taxing authorities over us, FCC rulemaking regarding emergency calling services, CALEA and Electronic Privacy, and proposed reforms for the inter-carrier compensation system. Complying with regulatory developments will impact our business by increasing our operating expenses, including legal fees, requiring us to make significant capital expenditures or increasing the taxes and regulatory fees we pay. We may impose additional fees on our customers in response to these increased expenses. This would have the effect of increasing our revenues per customer, but not our profitability, and increasing the cost of our services to our customers, which would have the effect of decreasing any price advantage we may have.

Results of Operations

Comparison of the year ended December 31, 2006 to the year ended December 31, 2005.

                 The following data has been derived from our statements of operations for the two years ended December 31, 2006. The information presented below and in the following discussion was derived from audited financial information.

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	Year Ended December 31,
Statement of Operations Data	2005	2006

Revenue	$1,525,892	$926,021
Costs and operating expenses
Costs of sales	735,836	515,150
General and administrative	2,139,973	1,973,253
Non-cash stock compensation	1,765,889	846,253
Impairment of fixed assets	25,000	—
Depreciation and amortization	41,760	22,254
Total costs and expenses	4,508,458	3,356,910
Net operating (loss)	(3,270,066)	(2,430,889)
Other income (expense)
Non-cash interest expense	(30,400)	(195,002)
Non-cash financing expense	87,500	(98,274)
Interest expense	(49,726)	(83,369)
Net (loss)	(3,350,192)	(2,807,534)
Class A Preferred stock dividend	(53,387)	(50,000)
Net (loss) attributable to common stockholders	(3,403,579)	(2,857,534)

                Net Loss. Our net loss attributable to common stockholders for the year ended December 31, 2006 was $2,857,534 compared to $3,403,579 for the year ended December 31, 2005. Our net loss decreased by $546,045 year over year due to reductions in general and administrative expense and non-cash stock compensation of $166,720 and $919,636, respectively. These expense reductions were offset by an increase in non-cash financing and interest expense of $175,376 and a reduction in gross profit of $379,185.

                 Since our inception, we have incurred significant operating losses. These losses can be attributed to insufficient revenue and operating margins to cover: (i) fixed expenses including personnel, office facilities, and network infrastructure; and (ii) variable expenses associated with product development, legal expense and capital formation. Our business strategy to increase revenue, operating margin, and cash flow includes:

•	Acquisitions of companies in the communications and managed services industries that are accretive of our earnings;

•	Organic growth through our direct and indirect sales channels; and

•	Growth through wholesale agreements to provide managed IP services to select industry channels.
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                 We believe the execution of our business strategy, including the proposed acquisition of WTI, will add sufficient operating margins in excess of our expenses to generate positive earnings before interest, tax, depreciation, and amortization (EBITDA). However, these activities require additional capital resources and working capital to complete, including a minimum of $2.3 million for the acquisition of WTI (See, “Liquidity and Capital Resources,” below). To meet these and other requirements, we are currently in discussion with several parties to raise additional funds through an asset based loan and the sale of additional common or preferred stock, although no definitive agreements have been reached. If additional funds are raised through the issuance of equity securities, our existing stockholders may experience significant dilution. If additional funds are raised through the issuance of debt securities, we may not be able to obtain additional subsequent financing, if necessary, if the debt security contains certain covenants restricting our ability to obtain additional financing while such debt security is outstanding. There can be no assurance that financing will be available in amounts or on terms acceptable to us, or at all.

                 Revenue .   Our total revenue for the year ended December 31, 2006 was $926,021 compared to $1,525,892 for the year ended December 31, 2005. Our revenue decreased $599,871, or 39% due primarily to a decrease in one time equipment sales and consulting fees of approximately $513,000 and $273,000 respectively. The decrease in equipment sales and consulting fees represents our planned transition away from one time sales towards a focus on growth of our managed IP services, primarily VoicePilot and VoiceConnect.

                 Our recurring managed IP service revenue increased approximately $267,000 or 300% in 2006 versus 2005. Recurring service revenue represented 56% of the total revenue in 2006 versus 6% in 2005. IP endpoints under management increased from approximately 500 to 1,000 from December 31, 2005 to December 31, 2006.

                 Cost of Sales.  Our cost of sales for the year ended December 31, 2006 was $515,150 compared to $735,836 for the year ended December 31, 2005. Costs decreased $220,687, or 30%, due primarily to a decrease in one time equipment sales and costs of providing consulting services of approximately $320,000 and $110,000, respectively. Our cost for managed IP services increased 207%, from approximately $100,000 to $307,000, as a result of the increased sales of hosted VoIP Services.

                 Our gross profit margin for 2006 was 44%, down from 52% for 2005. This reflects the change in our focus from one-time equipment sales to a recurring revenue business model based on managed services. Despite the decreased margin, we believe that the revenue from our current model is more sustainable and will benefit us in the long term.

                 General and Administrative.  Our General and Administrative expenses for the year ended December 31, 2006 were $1,973,253 compared to $2,139,973 for the year ended December 31, 2005 representing a decrease of $166,720. Salaries and wages represented the largest change, decreasing approximately $334,000, from $1,065,000 for the year ended December 31, 2005 to $731,000 for the same period 2006. The decrease in salaries and wages is a result of a 44% reduction in the workforce, from 16 on December 31, 2005 to 9 on December 31, 2006 primarily related to the decreased dependence on IP Systems technicians due to our transition away from one-time equipment sales and installation service fees.

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                 Non-Cash Stock Compensation.   Our Non-Cash Stock Compensation for the year ended December 31, 2006 was $846,253 compared to $1,765,889 for the year ended December 31, 2005, representing a $919,636 decrease year-over-year. The decrease was primarily due to capital formation costs of approximately $294,000 and non-cash compensation of $300,000 associated with the merger with Simmetech in 2005 which were not repeated during 2006. Also during 2005, we accrued approximately $600,000 of salary that was satisfied through the issuance of common stock in 2005 as compared to approximately $225,000 in 2006.

                 We anticipate expenses to increase in the future as we acquire businesses and grow our direct sales force, however, we anticipate that expenses as a percent of revenue will decrease as revenue growth exceeds the growth in expense.

                 Other (Expense).  Our total other expense for the year ended December 31, 2006 was $376,645 compared to $167,626 for the year ended December 31, 2005. Non-cash interest expense increased $164,602 as a result of $180,000 of penalty interest expense paid on our Series A Preferred Stock, which was not paid in 2005. Non-cash financing expense increased $10,774 as a result of capital formation expenses incurred in 2006.

Comparison of the six months ended June 30, 2007 to six months ended June 30, 2006.

                 The following data summarizes the results of our operations for the six months ended June 30, 2006 and 2007. The information presented below and in the following discussion was derived from unaudited financial information.

	Six Months Ended June 30,
Statement of Operations Data	2006	2007

Revenue	$516,552	$433,944
Costs and operating expenses
Costs of sales	264,275	318,100
General and administrative	1,276,687	716,087
Non-cash stock compensation	391,111	319,084
Depreciation and amortization	12,096	22,927
Total costs and expenses	1,944,169	1,376,198
Net operating (loss)	(1,427,617)	(942,254)
Other income (expense)
Gain on settlement of A/P	—	32,713
Non-cash interest expense	(195,002)	—
Non-cash financing expense	(30,125)	(43,757)
Interest expense	(31,347)	(99,806)
Net (loss)	(1,684,091)	(1,053,104)
Class A Preferred stock dividend	(25,000)	(30,000)
Net (loss) attributable to common stockholders	(1,709,091)	(1,083,104)

                 Net Loss.  Our net loss attributable to common stockholders for the six months ended June 30, 2007 was $1,083,104 compared to $1,709,091 for the six months ended June 30, 2006. The net loss for the 2007 period decreased by $625,987 primarily due to a reduction in general and administrative expenses and decreased non-cash interest expense.

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                 Revenue.  Our total revenue for the six months ended June 30, 2007 was $433,944 compared to $516,552 for the six months ended June 30, 2006. The revenue decrease of $82,608 was primarily due to a decrease in one time equipment sales of approximately $123,000 and a decrease in consulting fees of approximately $100,000. The decrease in equipment sales and associated installation fees represents a planned transition away from one time sales towards a focus on growth of our managed IP services.

                 Our recurring managed IP service revenue increased approximately $175,000 for the six months ended June 30, 2007 compared to the six months ended 2006 and represented 71% of the total revenue during the 2007 period versus 26% during 2006. IP endpoints under management increased 99%, from 852 on June 30, 2006 to 1,697 on June 30, 2007.

                 Cost of Sales.  Our cost of sales for the six months ended June 30, 2007 was $318,100 compared to $264,275 for the six months ended June 30, 2006. Increased managed IP service revenue during the 2007 period resulted in increased costs of approximately $124,000. These increases were offset by reduced hardware and labor costs of approximately $110,000 due to lower one-time equipment sales. Non-recurring fees associated with new customer set up increased approximately $39,000 from 2006 to 2007.

                 Our gross profit margin for the first six months of 2007 was 27%, down from 49% for the comparable period of 2006. This reflects in part the change in our focus from one-time equipment sales to a recurring revenue business model based on managed services. It also reflects the non-recurring set-up fees and other expenses incurred in connection with the acquisition of a number of customer accounts in the Phoenix market during 2007. Based on our experience, we believe that the profit margin for the first six months of 2006 more closely approximates our anticipated margins for the future.

                 General and Administrative.  General and administrative expense decreased $560,600, from $1,276,687 in 2006 to $716,087 in 2007. Capital formation expense decreased approximately $270,000 in 2007 due to approximately $272,000 of fees and related expenses associated with raising capital in 2006 that we did not incur in 2007. Consulting expense decreased approximately $94,000 in 2007 due to approximately $119,000 expense associated with raising additional capital in 2006 that we did not incur in 2007. Salary expense decreased approximately $134,000, from $419,000 for the six months ended June 30, 2006 to $285,000 for the same period 2007. The decrease in salaries and wages is due to fewer IP Systems technicians due to our transition away from one-time equipment sales and installation service fees.

                 Non-Cash Stock Compensation.  Non-cash stock compensation for the six months ended June 30, 2007 was $319,084 compared to $391,111 for the six months ended June 30, 2006, representing a $72,027 decrease. Non-cash stock compensation decreased due to approximately $350,000 of non-cash consulting expense associated with raising additional capital in the first quarter of 2006 that we did not incur in 2007. This reduction was offset by $220,000 of non-cash consulting expense related to business advisory services in 2007. The non-cash consulting expense, in turn, represents the amortization of approximately $1,400,000 of common stock issued pursuant to a consulting contract at a price less than the trading price of our stock at the time of the transaction, required under applicable accounting principles. The remainder of this value will be amortized over the remaining 18 months of the consulting contract.

                 Other Income (Expense).  Other expense for the six months ended June 30, 2007 was $110,850 compared to $256,474 for the six months ended June 30, 2006. Non-cash interest expense decreased approximately $195,000 due primarily to $180,000 of penalty interest expense paid on our Series A Preferred Stock in 2006, which was not paid in 2007.

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Liquidity and Capital Resources

December 31, 2006.

                 As of December 31, 2006, we had a working capital deficit of $2,441,882, consisting of current assets of $53,262 and current liabilities of $2,495,144. Our current assets were comprised of accounts receivable of $34,949 and inventory of $18,313.

                 Current liabilities as of December 31, 2006 were $2,495,144, an increase of $1,279,052 over December 31, 2005. The increase was primarily due to an increase in accounts payable and accrued expenses of approximately $490,000 and increase in notes payable of approximately $800,000.

                 Our independent auditors have raised substantial doubt about our ability to continue as a going concern due to our recurring losses and working capital and stockholders’ deficits. As of December 31, 2006, we had stockholders’ deficit of $2,562,624, an increase of $1,559,256 from December 31, 2005. Our working capital deficit had grown from $1,062,273 as of December 31, 2005 to $2,441,882 as of December 31, 2006. Our ability to continue in operation is subject to increasing revenue and obtaining capital from outside sources. There is no assurance that we will be successful in either endeavor.

                 As a result of our on-going operating losses and lack of working capital or capital resources, we have monies due to debt holders and other creditors that cannot presently be met by our revenues or capital resources. The following table summarizes our debt obligations as of September 24, 2007:

Description	Principal Amount	Annual Interest Rate (%)	Due Date	Status

2007 Line of Credit	$312,756	11.5	10/07	Current
2007 Convertible Debt	325,000	10.0	03/08(1)	Current
2007 Short Term Loans	300,000	10.0	11/07(2)	Current
2006 Senior Secured Convertible Debt	875,000	15.0	03/07(3)	Default(4)
2004 Convertible Debt	50,000	10.0	10/05	Default
Note Payable	73,000	6.0	12/05	Default
Vendor Note Payable	36,705	0.0	05/05	Default
Vendor Note Payable	60,000	10.0	08/08(5)	Current
Redeemable Preferred Stock – Series B	435,000	12.0	12/08	Current

Total	$2,467,461

(1)	This debt was issued in tranches beginning in March 2007. The debt is due upon the earliest to occur of the following: (i) the closing of a bridge loan in an amount not less than $1,000,000; (ii) six months or one year from the date of issue, depending on the note; or (iii) the receipt by the lender of certain revenue generated by us from commissions.
(2)	This debt was issued in tranches beginning in August 2007. The debt is due 91 days from the date of each agreement.
(3)	This debt was issued in tranches beginning in March 2006. The debt was due 12 months from the date of each agreement.
(4)	Certain of the lenders holding these obligations have tentatively agreed to convert their debt into shares of our common stock.
(5)	This obligation is payable in monthly installments of $5,274.95. In the event we default in any of these payments, judgment would enter against us in the amount of $140,557.71.

In addition to the foregoing obligations, we have a federal withholding tax obligation of approximately $320,000 due to the Internal Revenue Service. There can be no assurance that we will be successful in acquiring the capital necessary to settle our delinquent withholding obligation or other liabilities. As a result, there can be no assurance that the Internal Revenue Service or the other creditors will not file a lien against us and initiate foreclosure proceedings to seize our assets before we have an opportunity to raise the necessary capital to satisfy the obligations.

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                 Cash used by operating activities is net income adjusted for certain non-cash items and changes in assets and liabilities. Our operating activities used approximately $1,052,563 of cash during 2006 compared with cash used in operating activities of $1,553,984 during 2005. The reduction in cash used in 2006 is due in large part to a $487,949 increase in accounts payable and accrued liabilities. Historically, we have financed our operations by issuing equity and debt securities for cash and services, as our operations have consistently used rather than provided cash.

                 Net cash used in investing activities is generally driven by our purchase of fixed assets and other investing activities. In 2006, we spent $250,000 for a deposit on the pending WTI acquisition and $2,624 on capital equipment. During 2005, we used no cash on investing activities.

                 Cash flows from financing activities consist primarily of proceeds from loans and the sale of common and preferred stock. During 2006, cash provided by financing activities was $1,282,109 which included proceeds from: (i) $875,000 of convertible bridge notes; (ii) $415,000 of preferred stock subject to mandatory redemption; and (iii) $90,000 of common stock.

June 30, 2007.

                 During the six months ended June 30, 2007, we sold an aggregate of $325,000 convertible bridge notes. The notes are due on the earlier of: (i) six month or one year from issuance, depending on the note; (ii) our closing of at least $1,000,000 in private bridge loan financing; or (iii) receipt of certain commission revenue. The notes are collaterialized, bear interest at 10% per annum and are convertible into shares of our common stock at $0.50 per share. As additional consideration, we granted to each bridge lender two warrants to purchase our common stock for each dollar of convertible debt. Each warrant is exercisable by the holder to acquire one share of our common stock at a price of $0.50 per share for a period of five years.

                During the six months ended June 30, 2007, we were advanced $103,650 from three stockholders. This amount is interest free and due on demand. We repaid a total of $64,500 during the six months ended June 30, 2007.

                 Between August 28, 2007 and September 18, 2007, we borrowed from nine individual lenders the principal sum of $300,000 with an interest rate of 10% per annum. Principal and interest are payable on the 91st day following the date of the agreement. As additional consideration, we will issue one share of common stock for every two dollars advanced to us.

                On July 2, 2007, we entered into a Line of Credit Agreement with a related party, whereby it made a $330,000 line of credit available to us for working capital financing to sustain operations and develop our business model. The line of credit is secured by all of our un-pledged and unencumbered tangible and intangible assets. In consideration for the line of credit, we executed a 9% promissory note due in one lump sum on October 2, 2007 and issued an aggregate of 600,000 shares of our common stock.

Critical Accounting Policies

                 Our discussion and analysis of our financial condition and results of operations are based upon our financial statements and accompanying notes, which have been prepared in accordance with accounting principals generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. When making these estimates and assumptions, we consider our historical experience, our knowledge of economic and market factors and various other factors that we believe to be reasonable under the circumstances. Actual results may differ under different estimates and assumptions.

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                 Our significant accounting policies are described in Note 1 to the financial statements. The accounting estimate and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties.

Revenue Recognition

                We recognize revenue from services at the time the services are completed and revenue from the sale of products at the time that title passes to the buyer.

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Use of Estimates

                The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fair Value of Financial Instruments

                Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2006. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, leases payable, lines of credit, and notes payable. Fair values were assumed to approximate carrying values for these financial instruments because they are short term in nature, their carrying amounts approximate fair values, or they are receivable or payable on demand. The carrying value of our long-term debt approximated its fair value based on the current market conditions for similar debt instruments.

Stock-based Compensation

                We account for equity instruments issued to employees for services based on the fair value of the equity instruments issued and accounts for equity instruments issued to other than employees based on the fair value of the consideration received or the fair value of the equity instruments, whichever is more reliably measurable.

                Effective January 1, 2006, we implemented the provisions of SFAS 123(R) “Share-Based Payment,” requiring us to provide compensation costs for our stock option plans determined in accordance with the fair value based method prescribed in SFAS 123, as revised. We estimate the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model and provide for expense recognition over the service period, if any, of the stock option.

                Prior to January 1, 2006, we applied the provisions of SFAS 123, “Accounting for Stock-Based Compensation,” which allowed companies to continue to follow the intrinsic value method set forth in Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees” (“APB 25”), but disclose the pro forma effects on net income (loss) had the fair value of the options been expensed.

Risk Factors

                 The following risks with respect to our present and proposed business and financial condition should be carefully considered. These risks and uncertainties are not the only ones facing us. Other risks and uncertainties that have not been predicted or assessed by us may also adversely affect our company. If any of the following risks actually occur, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means you could lose all or a part of any investment in our securities.

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Risks Relating to Our Business

                 The report of our independent accountants on our financial statement for the year-ended December 31, 2006 includes a “going concern” qualification, meaning that there is substantial doubt about our ability to continue in operation. The report cited the following factors in support of our accountant’s conclusion: (i) our working capital deficit of $2,441,881; and (ii) our accumulated deficit of $9,755,542, each as of December 31, 2006. As of June 30, 2007, our monthly cash requirements exceeded our cash flow. We have been forced to borrow money and sell our stock to continue in operation. If we are unable to operate profitably in the future and obtain capital from outside sources, we may be forced to curtail or cease operations. In that event, you may lose your investment in our common stock.

                 Several of our financial obligations are presently in default, which may result in a forfeiture of some or all of our operating assets. All of our assets are pledged to one or more of our creditors to secure debt obligations, some of which are presently in default. We also owe money to the Internal Revenue Service for past due withholding taxes. In the event we are unable to negotiate an acceptable arrangement with the holders of these past-due obligations, they may foreclose on our assets. Other creditors who do not have a direct interest in our assets may obtain judgments against us and undertake collection efforts, including garnishing our bank accounts and selling our assets. The loss of our assets would adversely affect our ability to continue operating our business.

                 We are dependent on receipt of additional working capital to further our business plan.   Implementation of our business plan requires substantial additional capital to continue marketing our services and to identify and acquire other IP service providers. In addition to the capital required to fund our ongoing operations, we recently signed an agreement to acquire a voice and data communications service provider which will require approximately $2.3 million in immediate cash. To date, we have been unsuccessful in attracting the capital necessary to pursue those objectives. Our existing financial condition exasperates that situation. Unless we are able to attract sufficient capital in the future, we may be forced to abandon our business plan or cease operations all together.

                 We have incurred operating losses since inception, and expect to incur such losses in the foreseeable future.  In order to become profitable, we need to increase our revenue in an amount sufficient to cover all of our costs and expenses. We do not expect to achieve profitability until such time, if ever, that we obtain sufficient additional working capital.

                 Failure of our targeted customers to accept IP services would have a material adverse impact on our business.  Our business plan assumes the rapid growth and broad acceptance of IP services in the small to medium sized business market. However, there can be no assurance that this market will accept VoIP as an alternative to traditional telephony services or that it will accept our particular services and products. Any material delay in acceptance of IP services by small to medium sized business customers will have a material adverse effect on our financial performance and may require that we change our business strategy. Competitors have invested substantial resources in the existing telecommunications infrastructure, including proprietary networks, and may effectively compete against the Internet-based market for small to medium sized business customers. Most, if not all, of these competitors have substantially greater financial and personnel resources than we do. Those resources could be successfully implemented to delay or defeat the growth of VoIP as an alternative to traditional telephony services.

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                 Failure to anticipate technological changes will affect our ability to grow our business. IP services are a rapidly growing and evolving market that is likely to be affected by future technological developments. The technology and methodology relating to this field are constantly changing at a rapid pace, and may favor larger companies with more substantial financial and technical resources than our company. No assurance can be given that such new technological advances will not diminish or eliminate our perceived competitive advantage. Our inability to anticipate changes in technologies, markets and industry trends and to develop and introduce new and enhanced services on a timely basis may adversely affect our ability to grow our company and remain competitive. Our ability to adapt to changes in technology will be limited by the financial and technical resources available to us.

                 The loss of our network service provider or other third-party service providers would adversely affect our ability to deliver service to our customers.  Our success will largely depend upon our ability to rely on third-party providers who provide IP services, data networking services, hosted data services, local telecom service and wireless internet access. There can be no assurance that we will be able to maintain favorable relationships with the providers of these services, in which case we may be unable to provide customers with our full range of services. Many of the factors necessary for the success of these relationships are beyond our control. An interruption or failure of our network provider’s service would adversely affect our ability to deliver service to our customers. In the event of such interruption or loss of service, we may not be able to obtain access to another network on acceptable terms.

                 Failure to maintain customer management will impact the growth of our business. Our failure or inability to manage expected growth will adversely affect our business. In order to expand our business, we will need to expand or enhance our management, network operations, customer service, sales, and marketing capabilities. We use software programs and other internal controls that manage the processes involved in fulfillment, customer service and customer support. These controls are necessary for the efficient delivery of our products and services and the maintenance of our customer and business partner relationships. We will need to continue to develop and update these systems and controls and add additional personnel as we add new customers. We may not be able to hire the requisite personnel or install adequate control systems in an efficient and timely manner. Any operational delays or service failures, including billing, contract management or management of services, would have a material negative impact on our operating results.

                 Our inability to successfully integrate the operations of any business that we acquire may adversely affect our business.  If we are successful in acquiring one or more complementary businesses to enhance our growth, we may not be able to efficiently assimilate their operations. Assimilating operations of acquired companies will require management resources which will temporarily divert attention from our day to day business activities. The process of combining organizations may cause an interruption, or a loss of momentum, in the activities of any or all of those businesses. This may adversely affect the revenue or results of operations of those companies. The failure to successfully integrate any companies that we may acquire, to retain key personnel and to successfully manage the challenges presented by the integration process may prevent us from achieving the anticipated benefits of any such acquisition.

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                 We may be subject to lawsuits for a merger and other transactions completed in the past  Our merger in 2005 was completed substantially by the officers of our company, without the assistance of legal counsel. As a result, the documents underlying the merger contained several ambiguous terms. We have endeavored to correct these ambiguities by revising the documents and asking our stockholders and the stockholders of the other company to approve the revised documents and ratify the transaction. However, the legal procedures necessary to clarify the ambiguities are complex and vary among different jurisdictions. As a result, there is no assurance that our efforts to resolve the ambiguities were successful. In addition, we have issued securities in many separate transactions, some of which may not have been qualified under the applicable laws and regulations and may give rise to claims for recission. Any lawsuits arising from these transactions would divert our attention from our business and may require expenditure of money to defend or resolve.

                 Government regulation and legal uncertainties relating to IP telephony could harm our business. Historically, voice communications services have been provided by regulated telecommunications common carriers. We offer voice communications to the public for international and domestic calls using IP telephony, and we do not operate as a licensed telecommunications common carrier in any jurisdiction. Based on specific regulatory classifications and recent regulatory decisions, we believe we should not be regulated as a telecommunications common carrier in any of our markets. However, the growth of IP telephony has led to close examination of its regulatory treatment in many jurisdictions, making the legal status of our services uncertain and subject to change as a result of future regulatory action, judicial decisions or legislation in any of the jurisdictions in which we operate. Established regulated telecommunications carriers have sought and may continue to seek regulatory actions to restrict the ability of companies such as ours to provide services or to increase the cost of providing such services. Application of new regulatory restrictions or requirements to us could increase our costs of doing business and prevent us from delivering our services through our current arrangements. Further, regulations and laws that affect the growth of the Internet could hinder our ability to provide our services over the Internet.

                 The VoIP and communications services industry is very competitive and we may be unable to compete effectively in this industry in the future. The market for communications services, including IP and managed network services offered by us, is extremely competitive. Presently, we compete (at varying degrees depending on their involvement with small to medium sized business customers) with firms including Vonage, Covad Communications, AT&T, Packet 8, Inc., and Qwest Communications, as well as technology firms including Savvis Communications, SiteLite, RedSiren, NetSolve, NUVO, Opsource and OneConnect. To a lesser extent, we compete for certain network monitoring or secure access services with “virtual network operators” including Vanguard, iPass, Sirocom, Virtela, Megapath and FiberLink. We compete for IP services with various national and local providers. We expect to receive competition from both agency and systems integration firms which participate in the small to medium business customers’ networking purchases. Most of these competitors have substantially greater capital resources, larger customer bases, marketing experience, research and development staff, and facilities than we do. Any of these companies could succeed in developing products that are more effective than the products that we have or may develop and may be more successful than us in producing and marketing their products.

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                 If we fail to introduce new products or services or our existing products or services are not accepted by potential customers, we may not gain or may lose market share. Rapid technological changes and frequent new product introductions are typical for the small to medium sized business market we serve. Our future success will depend in part on continuous, timely development and introduction of new products and services that address evolving market requirements. We believe successful new product and service introductions provide a significant competitive advantage because customers invest their time in selecting and learning to use new products, and are often reluctant to switch products. To the extent we fail to introduce new and innovative products and/or services, we may lose market share to our competitors, which will be difficult or impossible to regain. Any inability, for technological or other reasons, to successfully develop and introduce new products could reduce our growth rate or damage our business.

                 If we are unable to retain the services of our officers or key employees, or if we are unable to successfully recruit qualified managerial and sales personnel having experience in our business, we may not be able to continue our operations. The loss of one or more of our officers or key employees would have a materially adverse effect on our ability to execute our business plan and manage our operations and could have a material adverse effect on our anticipated growth, revenue, and prospective business. While we have entered into a written employment agreement with Clinton J. Wilson, our President, he may terminate his employment with us at any time without penalty. Since we have not entered into employment agreements with the other members of management, particularly Robert T. Flood, our Chief Technology Officer, they may also terminate their employment with us at any time without penalty. There can be no assurance, if the services of any of these individuals were unavailable, that we would be able to employ qualified replacements to perform these services on terms suitable to us. We do not presently carry any “key man” or related life insurance policies on any of our senior management employees or directors.

                 While we believe we have adequate internal controls over financial reporting, we will be required to evaluate our internal controls under Section 404 of the Sarbanes-Oxley Act of 2002 and any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and have a material adverse effect on the price of our common stock. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we expect that we will be required to furnish a report by our management on internal controls for the fiscal year ending December 2007. Such a report must contain, among other matters, an assessment of the effectiveness of our internal controls over financial reporting, including a statement as to whether or not our internal controls are effective. This assessment must include disclosure of any material weaknesses in our internal controls over financial reporting identified by our management. Such a report must also contain a statement that our auditors have issued an attestation report on our management’s assessment of such internal controls. While we believe our internal controls over financial reporting are effective, we are still constructing the system, processing documentation and performing the evaluations needed to comply with Section 404, which is both costly and challenging. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. If we are unable to assert that our internal controls over financial reporting are effective, or if we disclose significant deficiencies or material weaknesses in our internal controls, investors could lose confidence in the accuracy and completeness of our financial reports, which would have a material adverse effect on our stock price.

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                 The laws of the State of Delaware and our certificate of incorporation may protect our directors from certain types of lawsuits. The laws of the State of Delaware provide that our directors will not be liable to us or our stockholders for monetary damages for all but certain types of conduct as directors of the company. Our certificate of incorporation permits us to indemnify our directors and officers against all damages incurred in connection with our business to the fullest extent provided or allowed by law. The exculpation provisions may have the effect of preventing stockholders from recovering damages against our directors caused by their negligence, poor judgment or other circumstances. The indemnification provisions may require us to use our limited assets to defend our directors and officers against claims, including claims arising out of their negligence, poor judgment, or other circumstances. (See, PART II, ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.)

Risks Relating to Our Common Stock

                 Our stockholders have approved a reverse split of our common stock at a ratio up to one for twelve (1:12).  At a meeting on June 22, 2007, our stockholders authorized our board of directors to implement a reverse split of our common stock in an effort to attract additional capital. However, our board has not yet implemented this split. If our board decides to implement the stock split, all of our existing stockholders would be affected. If the price of our common stock decreases following implementation of the stock split, your investment in our common stock would be adversely affected.

                 The sale of a substantial number of shares of our common stock may cause the price of our common stock to decline. As of September 24, 2007, we have 35,176,725 shares of common stock issued and outstanding. A significant portion of that amount, together with common stock issuable upon conversion of outstanding debt and preferred stock, is currently eligible for sale under the provisions of Rule 144 under the Securities Act of 1933, as amended (Securities Act). It is likely that market sales of large amounts of common stock (or the potential for those sales even if they do not occur) may cause the price of our common stock to decline, which may make it difficult to sell our common stock in the future at a time and price which we deem reasonable or appropriate and may cause you to lose all or part of your investment.

                 The trading market for our common stock is extremely limited and you may have difficulty selling your shares, should you desire to do so. Due to a number of factors, including our financial condition and the lack of listing of our common stock on a national securities exchange, trading in our common stock is extremely limited. Historically, trading in our common stock has been by appointment and limited to a few thousand shares on a monthly basis. We are unable to predict the results of our future efforts to obtain quotation of our stock on the OTC Bulletin Board. Even if we are successful in obtaining that quotation, trading in our shares may continue to be limited. As a result, you may difficulty selling your shares, should you desire to do so.

                 A small number of existing stockholders own a significant amount of our common stock, which could limit your ability to influence the outcome of any stockholder vote. Our executive officers and directors and principal stockholders beneficially own approximately 51% of our common stock as of the date of this prospectus. Under our certificate of incorporation and Delaware law, the vote of a majority of the shares outstanding is generally required to approve most stockholder action. As a result, these individuals will be able to influence the outcome of stockholder votes for the foreseeable future, including votes concerning the election of directors, amendments to our certificate of incorporation or proposed mergers or other significant corporate transactions. We have no existing agreements or plans for mergers or other corporate transactions that would require a stockholder vote at this time. However, stockholders should be aware that they may have limited ability to influence the outcome of any vote in the future. (See, Part 1, ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.)

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                 Since our common stock is not presently listed on a national securities exchange, trading in our shares will likely be subject to rules governing “penny stocks,” which will impair trading activity in our shares. Our common stock may be subject to rules adopted by the SEC regulating broker-dealer practices in connection with transactions in penny stocks. Those disclosure rules applicable to penny stocks require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized disclosure document required by the SEC. These rules also require a cooling off period before the transaction can be finalized. These requirements may have the effect of reducing the level of trading activity in any secondary market for our common stock. Many brokers may be unwilling to engage in transactions in our common stock because of the added disclosure requirements, thereby making it more difficult for stockholders to dispose of their shares. (See, PART II, ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS, Market Information).

                 Our stock price may be volatile and as a result you could lose all or part of your investment. In addition to volatility associated with over the counter securities in general, the value of your investment could decline due to the impact of any of the following factors upon the market price of our common stock:

• Failure to meet our revenue or profit goals or operating budget;

• Decline in demand for our common stock;

• Downward revisions in securities analysts’ estimates or changes in general market conditions;

• Technological innovations by competitors in competing technologies;

• Investor perception of our industry or our prospects; and

• General economic trends.

                 In addition, stock markets have experienced extreme price and volume fluctuations and the market prices of securities have been highly volatile. These fluctuations are often unrelated to operating performance and may adversely affect the market price of our common stock. As a result, investors may be unable to resell their shares at a fair price.

                 Issuances of our stock in the future could dilute existing stockholders and adversely affect the market price of our common stock. We have the authority to issue up to 70,000,000 shares of common stock, 30,000,000 shares of preferred stock, and to issue options and warrants to purchase shares of our common stock without stockholder approval. Because our common stock is not currently listed on an exchange, we are not required to solicit stockholder approval prior to issuing large blocks of our stock. These future issuances could be at values substantially below the price paid for our common stock by our current stockholders. In addition, we could issue large blocks of our common stock to fend off unwanted tender offers or hostile takeovers without further stockholder approval. Because we believe that trading in our common stock will initially be limited, the issuance of our stock may have a disproportionately large impact on its price compared to larger companies.

                 We have never paid dividends on our common stock and we do not anticipate paying any in the foreseeable future. We have not paid dividends on our common stock to date, and we may not be in a position to pay dividends for the foreseeable future. Our ability to pay dividends will depend on our

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ability to successfully implement our business plan and generate revenue from operations. Further, our initial earnings, if any, will likely be retained to finance our operations. Any future dividends will depend upon our earnings, our then-existing financial requirements and other factors, and will be at the discretion of our board of directors.

                 The number of shares of common stock which are available for sale upon exercise of our outstanding warrants or conversion of our outstanding preferred stock is significant in relation to our currently outstanding common stock and could cause downward pressure on the market price for our common stock and result in significant dilution to existing stockholders. The number of shares of our common stock reserved for issuance upon exercise of our outstanding warrants or conversion of our outstanding convertible bridge notes, Series A and Series B Preferred Stock is significant in relation to the number of shares of our common stock currently outstanding. If those security holders exercise their conversion privileges and are eligible to tack the holding period that they owned their derivative securities, and determine to sell a substantial number of shares into the market at any given time, there may not be sufficient demand in the market to purchase the shares without a decline in the market price for our common stock. Continuous sales into the market of a number of shares in excess of the typical trading volume for our common stock, or even the availability of such a large number of shares, could depress the trading market for our common stock over an extended period of time. In addition, if security holders exercise their conversion privileges, the additional shares could result in substantial dilution to existing stockholders.

                Our continuing need for working capital may require us to sell our stock at a substantial discount. Due to our present financial condition and lack of profitability, we may be forced to sell our stock at a substantial discount to the public trading price in order to attract investors. This in turn, may adversely affect the price of our common stock.

Forward-Looking Statements

                 This registration statement contains forward-looking statements concerning our future business plans and strategies, the receipt of working capital, future revenues, and other statements that are not historical in nature. Forward-looking statements are often identified by the words “anticipate,” “plan,” “believe,” “expect,” “estimate,” and the like. These forward-looking statements reflect our current beliefs, expectations and opinions with respect to future events, and involve future risks and uncertainties which could cause actual results to differ materially from those expressed or implied.

                 In addition to the specific factors identified under “Risk Factors,” above, other uncertainties that could affect the accuracy of forward-looking statements include:

• Technological changes in our industry;

• Our costs;

• The level of demand for our products; and

• Changes in our business strategy.

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                 This list, together with the factors identified under “Risk Factors,” is not exhaustive of the factors that may affect any of our forward-looking statements. You should read this registration statement completely and with the understanding that our actual future results may be materially different from what we expect. These forward-looking statements represent our beliefs, expectations and opinions only as of the date of this registration statement. We do not intend to update these forward looking statements except as required by law. We qualify all of our forward-looking statements by these cautionary statements.

Prospective investors are urged not to put undue reliance on forward-looking statements.

ITEM 3.   DESCRIPTION OF PROPERTY

                We lease our office located in Denver, Colorado consisting of approximately 3,400 square feet. The lease expires in August 2008 and requires annual payments of $48,000. Unless and until we acquire one or more additional businesses in remote locations, we believe this space is adequate for the foreseeable future.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

                 As of September 24, 2007, there were a total of 35,176,725 shares of our common stock and 415,000 shares of our Series B Preferred Stock outstanding, our only class of voting securities currently outstanding. Holders of the Series B Preferred Stock vote with the holders of common stock as a single class. (See, PART 1, ITEM 8. DESCRIPTION OF SECURITIES.) The amount of common stock and preferred stock outstanding excludes: (i) 150,000 shares of common stock which we have agreed to issue, but which have not been formally issued; (ii) any shares issuable upon conversion of our convertible notes or Series A Preferred Stock; or (iii) any shares issuable upon exercise of our common stock purchase warrants, except as otherwise described below.

                 The following table describes the ownership of our voting securities as of September 24, 2007 by: (i) each of our officers and directors; (ii) all of our officers and directors as a group; and (iii) each stockholder known to us to own beneficially more than five percent (5%) of any class of our voting securities. Unless otherwise stated, the address of each individual is the address of our executive office, 2135 South Cherry Street, Suite 200, Denver, Colorado 80222.

                 In calculating the percentage ownership for each stockholder, we assumed that any warrants or options owned by an individual and exercisable within 60 days are exercised, but not the warrants or options owned by any other individual or entity.

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Name and Address of Beneficial Owner	Office or Position	Shares of Common Stock Beneficially Owned		Percentage of Shares of Common Stock	Shares of Series B Preferred Stock Beneficially Owned	Percentage of Shares of Series B Preferred Stock Beneficially Owned

Clint Wilson	President & Director	2,339,807	(1)	6.7

Robert T. Flood	Chief Technical Officer	781,000	(2)	2.2

Clay Storer	Vice President of Sales	402,500	(3)	1.1

First Capital Business Development, LLC(4) 16293 East Dorado Place Centennial, Colorado 80015	N/A	13,100,000	(5)(6)	33.0

John R. Evans 7724 S. Birch Court Centennial, CO 80122	N/A	2,906,642		8.3

All Executive Officers and Directors as a Group (Three Persons)	Executive Officers and Directors	3,523,307	(1)	10.0

Niagra Properties, Inc.(7) 15880 W. 13th Place Golden, CO 80401	N/A				20,000	4.6

Ainsworth Holdings, LLC(8) 6560 Vine Ct. Denver, CO 80229	N/A				100,000	22.9

Russ Lindsey 11071 Lone Pine Littleton, CO 80125	N/A				50,000	11.5

Thomas W. & Laura O’Hara 22674 Anasazi Way Golden, CO 80401	N/A				30,000	6.9

Nicholas L. Scheidt P.O. Box 33098 Denver, CO 80233	N/A				20,000	4.6

Randall L. Schroeder 50 S. Rainbow Crest Drive Golden, CO 80401	N/A				30,000	6.9

Lisa Schrag 14025 Cranapple Road Golden, CO 80401	N/A				50,000	11.5

Robert J. McGraw, Jr. 2249 Country Club Loop Westminster, CO 80234	N/A				35,000	8.0

James M. & Susan G. Kurtz 6871 Gray Drive Arvada, CO 80003-4255	N/A				25,000	5.7

Ganesh & Vandana Hegde 10479 E. Aberdeen Avenue Englewood, CO 80111	N/A				75,000	17.2

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(1)	Excludes options to acquire an additional 1,695,000 shares of common stock that are not yet exercisable.
(2)	Excludes options to acquire an additional 565,000 shares of common stock that are not yet exercisable.
(3)	Excludes options to acquire an additional 282,500 shares of common stock that are not yet exercisable.
(4)	The beneficial owner has identified Gary Graham as the individual with investment and voting power with respect to the shares.
(5)	Includes warrants to acquire 4,165,000 shares of common stock which are immediately exercisable.
(6)	All of the common stock beneficially owned by this entity is subject to a repurchase agreement with us. In the event the beneficial owner is unable to satisfy certain requirements contained in a Business Advisory Agreement executed with us, we are entitled to repurchase all of the shares and warrants beneficially owned by it for a price of $12,500. See, Item 7, Certain Relationship and Related Transactions.
(7)	The beneficial holder has identified David Falls as the individuals with voting and investment power over these shares.
(8)	The beneficial holder has identified Les Ainsworth as the individual with voting and investment power over these shares.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS The following individuals serve as our executive officers and directors as of September 24, 2007:

Name	Age	Positions with the Company	Board Position Held Since

Clinton J. Wilson	52	President and Director	2005

Robert T. Flood	57	Chief Technical Officer	N/A

Clay Storer	42	Vice President of Sales	N/A

                Our director is serving a term of office which expires at the next annual meeting of stockholders and until his successor is elected and qualified or until he resigns or is removed. Our officers serve at the will of our board of directors.

                The following information summarizes the business experience of each of our officers and directors for at least the last five (5) years:

Clinton J. Wilson. Mr. Wilson was a co-founder of IPtimize Colorado in May 2003 and served as its executive vice president of corporate development until April 2005 when he was elected president. He became our president in November 2005 following the merger with Simmetech. He was then elected chief executive officer in May 2006 to fill the vacancy created by the resignation of John R. Evans from that position. Between 2001 and 2002, Mr. Wilson was president of InDigiNet, Inc., a Denver-based data networking solutions provider. From 2000 to 2001, he was the senior vice president and general manager of AuraServ Communications, a venture-backed VoIP service platform for business clients. Between 1997 and 2000, Mr. Wilson was a vice president for Convergent Communications, Inc. From 1992 to 1997, Mr. Wilson was the vice president of sales for ICG Communications, Inc. His industry experience also includes positions with both MCI and AT&T. He earned his Bachelor of Science degree in Finance and Marketing from the University of Colorado at Boulder.

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Robert T. Flood.  Mr. Flood was the chief technology officer of IPtimize Colorado since August 2004 and became our chief technology officer following the merger with Simmetech. In 2001, he founded and became chief executive officer and chief technology officer of Virginia-based Pingtone Communications, Inc., a telephone service company which supplied IP telephony services to desktop and permitting customers, where he remained until 2004. From 1999 to 2001, Mr. Flood was chief information officer and chief technology officer for Cable & Wireless Global, an international communications carrier with operations in more than 70 countries. From 1993 to 1999, Mr. Flood served as senior vice president of engineering and chief technology officer for ICG Communications, Inc. Mr. Flood received a Bachelor of Arts degree in Economics from the University of Nebraska and a Master’s degree in Economics from the University of Nevada-Las Vegas. He has participated in the Kellogg Executive Development Program at the J.L. Kellogg Graduate School of Management at Northwestern University in Chicago. Mr. Flood has authored two books on IP telephony.

Clay Storer.  Mr. Storer joined us in the spring of 2006 with more than 20 years of front-line experience building and developing top-performing sales teams. Before joining us, he was the founder and chief executive officer of Broadband Solutions, Inc., a Denver based CLEC specializing in the small and medium sized business market. From 1992 until it was acquired by Frontier Communications Corp. (Global Crossing), Mr. Storer was employed by Allnet Communication, Inc., then a New York City based business communications services provider in increasingly responsible positions including District Sales Manager and National and Key Accounts Manager. Mr. Storer received a Bachelor of Science degree in Computer Science from Hofstra University in Garden City, New York in 1986.

Committees of the Board of Directors

                 We do not have an audit, compensation, or nominating committee. Our board of directors performs some of the same functions typically performed by these committees. Specifically, our board performs the following functions with regard to our annual audit: (i) recommending a firm of independent certified public accountants to audit the annual financial statements; (ii) reviewing the independent auditor’s independence; (iii) reviewing the financial statements and the independent auditor’s audit report; and (iv) reviewing management’s administration of the system of internal accounting controls. We do not currently have a person deemed to be an “audit committee financial expert” and we do not currently maintain a written audit committee charter or similar document.

                 We have refrained from appointing one or more of board committees in the past due to our limited financial resources and the limited size of our board of directors. However, we may appoint one or more committees in the future as our financial resources permit and the needs of our business dictate.

ITEM 6. EXECUTIVE COMPENSATION

                 The following table summarizes the total compensation for the last two years of all persons who served as our chief executive officer during 2006 and our other highly compensated executive officers who were serving at fiscal year end December 31, 2006 (Named Executive Officers) for the periods indicated. Our company did not award cash bonuses, stock options, non-equity incentive plan compensation or nonqualified deferred compensation to any Named Executive Officer during the past two fiscal years, thus these items are omitted from the table below:

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Name and Principal Position	Year	Salary	Stock Awards(1)	All Other Compensation	Total

Clinton J. Wilson,	2006	$108,000	$79,350	$—	$187,350
President, Chief Executive Officer, Chief Operating Officer and Director(2)	2005	57,500	224,010	—	281,510

Robert T. Flood,	2006	60,000	13,800	—	73,800
Chief Technology Officer	2005	42,500	103,000	—	145,500

John R. Evans,	2006	13,125	13,800	—	26,925
Former Chairman and Chief Executive Officer(3)	2005	15,500	256,178	—	271,678

(1)	The common stock was valued at the estimated fair market value on the date of issuance in accordance with applicable accounting rules.
(2)	The executive officer was not paid any additional compensation for his service as a director of our company.
(3)	Mr. Evans served as our Chief Executive Officer until May 1, 2006.

Employment Agreements

                 On October 1, 2005, John R. Evans and Clinton J. Wilson each entered into employment agreements with IPtimize Colorado as chief executive officer, chairman and president, and chief operating officer, respectively. The agreements with Messers Evans and Wilson were assumed by us in connection with the merger with IPtimize Colorado.

                 Each agreement provides for a base salary, beginning in 2006, of $120,000 for Mr. Evans and $144,000 for Mr. Wilson with annual increases and a two-year severance requirement upon termination without cause by our board of directors, including in the event of a change in control. Each agreement also provides for incentive compensation of 50% of base salary upon meeting certain performance targets mutually agreed to by the officer and the board of directors. On May 1, 2006, Mr. Evans resigned as chief executive officer and his base salary was reduced to $60,000 as chairman and a consultant. On the same date, Mr. Wilson assumed the duties of chief executive officer and his base salary was increased to $180,000 and his employment continues pursuant to the terms of his agreement until 2011 unless terminated sooner.

                 Mr. Evans resigned as chairman of the board of directors on June 22, 2007. Mr. Evans terminated his employment agreement with us pursuant to the terms of a termination agreement dated July 27, 2007 whereby he agreed to accept 586,667 shares of our common stock in lieu of salary accrued but not paid during 2006.

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Outstanding Equity Awards at Fiscal Year-End

                No stock options, unvested stock awards or freestanding SAR’s were outstanding at December 31, 2006. As of September 24, 2007, we had issued and outstanding options to acquire 6,407,500 shares of our common stock, all of which are subject to vesting conditions and none of which are presently vested. Our board of directors, in its discretion, may award stock and stock options to key executives for achieving financing or expenditure guidelines, meeting our business plan objectives, as part of their compensation for employment or for retention purposes.

Equity Compensation Plan

                Our 2007 Equity Incentive Plan (the “Plan”) was ratified and approved by our stockholders on June 22, 2007. The Plan terminates in accordance with its terms on May 30, 2017. Under the Plan, a total of 2,000,000 shares of our common stock are reserved for issuance thereunder.

                Under the Plan, non-qualified stock options and/or grants of our common stock may be granted to key persons assisting in our development, including officers, directors, employees and consultants. Incentive stock options may be granted to our employees. The Plan gives our board of directors broad authority to grant options and make stock grants to key persons selected by the board, while considering criteria such as employment position or other relationship with the company, duties and responsibilities, ability, productivity, length of service or association, morale, interest in the company, recommendations by supervisors, and other matters, to set the option price, term of option, and other broad parameters. Options may not be granted at a price less than the fair market value of our common stock at the date of grant and may not have a term in excess of 10 years.

                Options granted under the Plan do not generally give rise to taxable income to the recipient or any tax consequence to us, since the Plan requires that the options be issued at a price not less than the fair market value of the common stock on the date of grant. Generally, when an incentive stock option is exercised, the holder is not subject to income tax and we do not receive a corresponding deduction. However, when a non-qualified option is exercised, the holder is subject to income tax on the difference between the exercise price of the option and the fair market value of the stock on the date of exercise. We receive a corresponding deduction for income tax purposes. Recipients of stock grants are subject to tax on the fair market value of the stock on the date of grant and we receive a corresponding deduction.

                Securities granted under the Plan are “restricted securities” as defined under the Securities Act, unless a registration statement covering such shares is in effect. Restricted shares cannot be freely sold and must be sold pursuant to an exemption from registration (such as Rule 144), which exemptions typically impose conditions on the sale of the shares. Options granted under the Plan are non-transferable except by will or the laws of descent and distribution.

Compensation of Directors

                    During the fiscal years ended December 31, 2006 and 2005, none of our directors received any compensation in their capacities as such, whether pursuant to any standard or other arrangement or otherwise. On August 28, 2007, we agreed to issue 350,000 shares of our common stock to a former director in compensation for past services rendered.

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ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS , AND DIRECTOR INDEPENDENCE

Directors Independence.

                 We currently have no directors who would be considered independent, as our only current director is also an employee of our company. We are not required to have a majority of our directors be independent because our shares are not listed or quoted on any exchange or medium that has director independence requirements.

Transactions with Our Officers and Directors.

                In connection with a termination agreement executed with John R. Evans, we agreed to pay him $15,000 in cash and issue 586,667 shares of our common stock in exchange for accrued, but unpaid, compensation and expenses. Mr. Evans formally served as our chief executive officer and chairman of our board of directors. Pursuant to the terms of this agreement dated July 27, 2007, we have paid $5,000 and agreed to pay the remaining $10,000 upon receipt of permanent equity financing. We also issued the shares of our common stock in September 2007.

                On August 20, 2007, we issued an option to Clinton J. Wilson, our president and chief executive officer, to acquire up to 1,695,000 shares of our common stock. The option vests at the rate of 84,750 shares per calendar quarter beginning September 1, 2007, so long as Mr. Wilson remains employed by us. The option is exercisable at a price of $0.08 per share, representing the estimated fair market value of our stock on the date of grant, and is exercisable for a period of five years from the date of grant. Mr. Wilson was the only member of our board of directors participating in the decision to grant this option.

Transactions with Principal Stockholders.

                On March 9, 2007, we entered into a Business Advisory Agreement with First Capital Business Development, LLC (FCBD). FCBD is the beneficial owner of approximately 33% of our common stock but was not affiliated with us at the time the agreement was executed. Pursuant to the terms of the Advisory Agreement, FCBD has agreed to provide consulting services to us in connection with the following: (i) restructuring and recapitalization; (ii) business development; (iii) mergers and acquisitions; and (vi) short-term and permanent financing.

                 In consideration for the services to be provided under the Advisory Agreement, we issued or agreed to pay the following consideration: (i) an aggregate of 8,335,000 shares of our common stock for a purchase price of $833.50; (ii) a fee of $5,000 per month for a period of two years; (iii) a restructuring advisory fee of $150,000, due and payable upon receipt of financing of not less than $4,000,000; (iv) a $10,000 modeling fee and a $40,000 success fee with respect to each of the first three acquisitions which we consummate following the date of the agreement; and (v) warrants to purchase an aggregate of 4,165,000 shares of our common stock exercisable at a price of $0.75 per share for a period of 10 years. The Advisory Agreement affords us the option to repurchase the common stock and the warrants for a price of $12,500 in the event the financing contemplated by the Advisory Agreement is not consummated. We have also agreed to register the common stock issued to FCBD and the common stock issuable upon exercise of the warrants on any future registration statement which we file with the SEC on an appropriate form.

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                On July 2, 2007, we entered into a Line of Credit Agreement with FCBD. Pursuant to that agreement, FCBD made available to us a $330,000 line of credit for working capital. The line of credit is secured by an interest in all of our assets and is represented by a promissory note bearing interest at nine percent (9%) per annum and due and payable in full on October 2, 2007. We also issued to FCBD an additional 600,000 shares of our common stock in connection with this agreement.

ITEM 8.  DESCRIPTION OF SECURITIES

                Our authorized capital consists of 70,000,000 shares of common stock, $0.001 par value per share, and 30,000,000 shares of preferred stock, $0.001 per share. As of September 24, 2007, we had 35,176,725 shares of common stock, 1,104,236 shares of Series A Preferred Stock and 415,000 shares of Series B Preferred Stock outstanding. We also have outstanding warrants to acquire 7,807,789 shares of our common stock, as more specifically described below.

                The following discussion summarizes the rights and privileges of our capital stock. This summary is not complete, and you should refer to our certificate of incorporation, which has been filed as an exhibit to this registration statement.

Common Stock

                 The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to stockholders, including the election of directors. Cumulative voting for directors is not permitted. Except as provided by special agreement, the holders of common stock are not entitled to any preemptive rights and the shares are not redeemable or convertible. All outstanding common stock is fully paid and nonassessable. The number of authorized shares of common stock may be increased or decreased (but not below the number of shares then outstanding or otherwise reserved under obligations for issuance by us) by the affirmative vote of a majority of shares cast at a meeting of our stockholders at which a quorum is present.

                 Our articles of incorporation and bylaws do not include any provision that would delay, defer or prevent a change in control of our company. However, as a matter of Delaware law, certain significant transactions would require the affirmative vote of a majority of the shares eligible to vote at a meeting of stockholders which requirement could result in delays to or greater cost associated with a change in control of the company.

                 The holders of our common stock are entitled to dividends if, as and when declared by our board of directors from legally available funds, subject to the preferential rights of the holders of any outstanding preferred stock. Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our common stock are entitled to share, on a pro rata basis, all assets remaining after payment to creditors and prior to distribution rights of our outstanding preferred stock.

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Preferred Stock

                 Our certificate of incorporation vest our board of directors with authority to divide the preferred stock into series and to fix and determine the relative rights and preferences of the shares of any such series so established to the full extent permitted by the laws of the State of Delaware and our certificate of incorporation in respect to, among other things: (i) the number of shares to constitute such series and the distinctive designations thereof; (ii) the rate and preference of dividends, if any, the time of payment of dividends, whether dividends are cumulative and the date from which any dividend shall accrue; (iii) whether preferred stock may be redeemed and, if so, the redemption price and the terms and conditions of redemption; (iv) the liquidation preferences payable on preferred stock in the event of involuntary or voluntary liquidation; (v) sinking fund or other provisions, if any, for redemption or purchase of preferred stock; (vi) the terms and conditions by which preferred stock may be converted, if the preferred stock of any series are issued with the privilege of conversion; and (vii) voting rights, if any.

                 As of the date of this registration statement, we have designated two series of preferred stock described below.

Series A Preferred Stock

                 Dividend Rate.  Holders of the Series A Preferred Stock are entitled to a 10% annual cumulative dividend payable in additional shares of Series A Preferred Stock at the rate of one additional share for every 10 shares outstanding. No dividend may be paid on any capital stock junior to the Series A Preferred Stock unless all accrued dividends have been paid on the Series A Preferred Stock.

                 Voting.  Holders of Series A Preferred Stock are entitled to vote as a separate group with respect to any proposed amendment to our certificate of incorporation which would change the rights and preferences of the Series A Preferred Stock. Except as otherwise required by law, holders of Series A Preferred Stock shall not have any other voting rights.

                 Voluntary Conversion. Each share of Series A Preferred Stock is convertible into one share of common stock at any time in the discretion of the holder, subject to customary adjustments if we subdivide, reclassify, split or reorganize the outstanding shares of our common stock.

                 Liquidation Value. Upon the liquidation of the company, holders of the Series A Preferred Stock would be entitled, before any distribution is made on our common stock, to an amount of cash equal to the greater of: (i) $0.40 per share plus any unpaid dividends; or (ii) the amount a holder would receive if he or she had converted his or her Series A Preferred Stock into our common stock.

                 Mandatory Conversion. Each share of Series A Preferred Stock is subject to mandatory conversion by us into one share of common stock at such time as of the closing price of our common stock in any public securities market is at least $1.50 per share for at least twenty consecutive trading days.

                 In connection with the issuance of these shares, we agreed to register the shares of our common stock issuable upon conversion of the Series A Preferred Stock.

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Series B Preferred Stock

                 Dividends. The holders of Series B Preferred Stock shall be entitled to receive an annual cumulative dividend in the amount of twelve percent, payable monthly in cash so long as the Series B Preferred Stock shall be outstanding. Dividends shall be paid on the Series B Preferred Stock before any dividend is paid to holders of common stock or any junior class of preferred stock.

                 Voting Rights. The holders of the Series B Preferred Stock shall have the following voting rights: (i) the holders of Series B Preferred Stock shall be entitled to vote as a separate class with respect to any proposed amendment to our articles of incorporation which would change the rights and preferences of the Series B Preferred Stock; the approval of at least a majority of the then outstanding shares of Series B Preferred Stock entitled to vote shall be necessary to approve such amendment; and (ii) the Series B Preferred Stock shall entitle the holder to one vote per share on all matters on which the stockholders of the company are entitled to vote, such shares to vote as a single class with the holders of our common stock.

                 Redemption.   We are entitled to redeem the Series B Preferred Stock at any time or from time to time for a price of $1.00 per outstanding share upon not less than 10 business days advance written notice to the holders of the Series B Preferred Stock. The redemption price shall be subject to adjustment for stock splits, stock dividends and recapitalizations. Following receipt of written notice of our intent to redeem the Series B Preferred Stock, the holders thereof shall be entitled to convert the Series B Preferred Stock into our common stock until the expiration of the ten business day period. Thereafter, the holders of the Series B Preferred Stock shall only be entitled to receive the redemption price per outstanding share of Series B preferred stock. If not sooner converted in accordance hereof, all outstanding shares of Series B Preferred Stock shall be redeemed by us no later than December 31, 2008. There is no sinking fund for redemption of the Series B Preferred Stock.

            Dissolution, Liquidation or Winding Up. Upon any liquidation, dissolution or winding up of our company, the holders of Series B Preferred Stock shall be entitled to be paid an amount equal to $1.00 per share, plus accrued but unpaid dividends thereon, before any payment is made to holders of our common stock or any junior class of preferred stock. The amount of the liquidation preference shall be subject to adjustment for stock splits, stock dividends or recapitalizations. After payment in full of the liquidation amount to holders of Series B Preferred Stock, then holders of our common stock and any junior class of preferred stock shall be entitled to receive any remaining assets of our company. The holders of the Series B Preferred Stock shall participate with the holders of our common stock in any liquidation as if the Series B Preferred Stock had been converted into common stock after payment of any liquidation preference attributable to the Series A or Series B Preferred Stock.

                 Conversion.   Each share of Series B Preferred Stock may be converted at any time at the holder’s option into three shares of our common stock. In case we shall at any time subdivide the outstanding shares of our common stock, or shall issue a stock dividend on our outstanding common stock, the number of shares of our common stock issuable upon the conversion of the Series B Preferred Stock shall be proportionately increased. In case we shall at any time combine the outstanding shares of our common stock, the number of shares of our common stock issuable upon the conversion of the Series B Preferred Stock shall be proportionately decreased, effective at the close of business on the date of such combination.

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              Reorganization.  In the event of a reclassification, reorganization, exchange or any merger, acquisition, or consolidation of our company with another company, each share of Series B Preferred Stock shall thereafter be convertible into the kind and number of shares of stock or other securities or property to which a holder of the number of shares of our common stock deliverable upon conversion of the Series B Preferred Stock would have been entitled upon such reclassification, reorganization, exchange, merger, acquisition, or consolidation had the conversion occurred immediately prior to the event; and, in any such case, appropriate adjustment (as determined in good faith by our board of directors) shall be made in the application of the provisions herein set forth with respect to the rights and interests thereafter of the holders of Series B Preferred Stock, to the end that the provisions set forth herein shall thereafter be applicable, as nearly as reasonably may be, in relation to any shares of stock or other property thereafter deliverable upon the conversion of the Series B Preferred Stock.

Common Stock Purchase Warrants

                As of September 24, 2007, we had the following common stock purchase warrants (the “warrants”) issued and outstanding:

Number of Warrants		Exercise Price(1)	Expiration Date

38,000	(2)	$1.00	06/27/07
1,647,500		0.75	01/16/09
100,000		0.75	01/27/09
200,000		0.75	02/27/09
500,000		1.00	03/10/09
65,625		0.80	03/10/09
133,332		0.75	03/17/09
36,666		0.75	08/31/09
250,000		0.50	05/02/10
33,333		0.75	03/24/09
25,000		0.75	03/31/09
33,333		0.75	05/16/09
20,000		0.75	06/01/09
8,333		0.75	08/14/09
1,667		0.75	08/26/09
200,000		0.50	03/19/12
100,000		0.50	05/04/12
100,000		0.50	05/24/12
100,000		0.50	06/05/12
50,000		0.50	06/20/12
4,165,000		0.75	03/04/17

Total 7,807,789

(1) The weighted average exercise price of the warrants outstanding as of September 24, 2007, was $0.74.
(2) Each warrant is exercisable to acquire one share of common stock.

The exercise price of the warrants and the number of shares issuable upon exercise of the warrants is subject to adjustment in the event of stock splits, stock dividends, and other similar events.
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Transfer Agent

                Pacific Stock Transfer Company is the transfer agent for our common stock. It is located at 500 East Warm Springs Road, Suite 240, Las Vegas, Nevada 89119, phone, (702) 361-3033, facsimile, (702) 433-1979.

Reports to Stockholders

                 Following the effective date of this registration statement, we will be required to file periodic reports with the SEC, including quarterly and annual reports containing financial information about our company and will be required to deliver an annual report to our stockholders in conjunction with each annual meeting of stockholders. Copies of the reports, proxy statements, and other documents that we file with the SEC can be viewed on the SEC website. We may also deliver quarterly or other periodic information to our stockholders.

Shares Eligible for Future Sale

                 Sales of substantial amounts of common stock (including shares issued upon the exercise of outstanding warrants) in the public market could cause the market price of our common stock to decline. Those sales also might make it more difficult for us to sell equity-related securities in the future or reduce the price at which we could sell any equity-related securities. Following the anticipated effective date of this registration statement, we believe that all of our outstanding common stock and preferred stock will become eligible for sale under the provisions of Rule 144, described in more detail below.

Rule 144

                 In general, under Rule 144 as currently in effect, a person deemed to be our affiliate, or a person holding restricted shares who beneficially owns shares that were not acquired from us or our affiliate within the previous one year, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	One percent of the then outstanding shares of our common stock; or

•	The average weekly trading volume of our common stock during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC if our common stock is listed on a national securities exchange or quoted on the automated quotation system of a national securities organization at the time of the proposed sale. Otherwise the volume limitation is limited to one percent of our then-outstanding common stock.

Sales under Rule 144 are subject to requirements relating to manner of sale, notice and availability of current public information about us.

Rule 144(k)

                 A person who is not deemed to have been our affiliate at any time during the 90 days immediately preceding a sale and who owned shares for at least two years, including the holding period of any prior owner who is not an affiliate, would be entitled to sell restricted shares following this offering under Rule 144(k) without complying with the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144.

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PART II

ITEM 1.     MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

                 Our common stock trades over-the-counter and is quoted in the “pink sheets” maintained by the Pink Sheets, LLC. Trading in our common stock has been extremely limited.

                The following table sets forth the range of high and low bid price information for our common stock for each fiscal quarter for the past two fiscal years and for the first and second quarters of the current fiscal year as reported by the Pink Sheets LLC. High and low bid quotations represent prices between dealers without adjustment for retail mark-ups, markdowns or commissions, and may not necessarily represent actual transactions. All prices have been revised to reflect the results of a 1 for 50 reverse split of our common stock effective December 2, 2005. Our stockholders have also approved an additional reverse split of our common stock up to 1 for 12 which has yet to be implemented by our board of directors.

Period	High Bid ($)	Low Bid ($)

Year Ended December 31, 2007
Third Quarter (through September 24, 2007)	0.10	0.06
Second Quarter	0.12	0.05
First Quarter	0.24	0.14

Year Ended December 31, 2006
Fourth Quarter	0.30	0.15
Third Quarter	0.60	0.27
Second Quarter	0.51	0.35
First Quarter	0.75	0.50

Year Ended December 31, 2005
Fourth Quarter	1.01	0.40
Third Quarter	0.02	0.01
Second Quarter	0.04	0.02
First Quarter	0.09	0.04

Holders

             As of September 24, 2007, there were approximately 252 holders of record of our common stock.

Dividend Policy

                We have never declared or paid any cash dividends on our common stock. We do not anticipate paying any cash dividends to stockholders in the foreseeable future. In addition, any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon several factors, including our financial condition, results of operations, and capital requirements.

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Penny Stock Rules

                 Due to the price of our common stock, as well as the fact that we are not listed on Nasdaq or a national securities exchange, our stock is characterized as “penny stock” under applicable securities regulations. Our stock will therefore be subject to rules adopted by the SEC regulating broker-dealer practices in connection with transactions in penny stocks. The broker or dealer proposing to effect a transaction in a penny stock must furnish his customer a document containing information prescribed by the SEC and obtain from the customer an executed acknowledgment of receipt of that document. The broker or dealer must also provide the customer with pricing information regarding the security prior to the transaction and with the written confirmation of the transaction. The broker or dealer must also disclose the aggregate amount of any compensation received or receivable by him in connection with such transaction prior to consummating the transaction and with the written confirmation of the trade. The broker or dealer must also send an account statement to each customer for which he has executed a transaction in a penny stock each month in which such security is held for the customer’s account. The existence of these rules may have an effect on the price of our stock, and the willingness of certain brokers to effect transactions in our stock.

Securities Authorized for Issuance under Equity Compensation Plans

                 The following table sets forth information as of September 24, 2007, with respect to compensation plans (including individual compensation arrangements) under which our common stock is authorized for issuance, aggregated as follows: (i) all compensation plans previously approved by security holders; and (ii) all compensation plans not previously approved by security holders.

Plan category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights (a)		Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights (b)	Number of Securities Remaining Available for Future Issuances Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)

Equity Compensation Plans Approved by Security Holders	847,500	(1)	N/A	1,152,500	(2)

Equity Compensation Plans Not Approved by Security Holders	5,560,000	(1)	N/A	0

Total	6,407,500	(1)	N/A	1,152,500

(1) All of these options are subject to vesting conditions, none of which have been satisfied.
(2) Represents shares of our common stock reserved for issuance pursuant to our 2007 Equity Incentive Plan adopted by our stockholders on June 22, 2007.
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Over-the-Counter Bulletin Board Listing Matters

                    Following the effective date of this registration statement, we intend to seek quotation of our common stock on the over-the-counter bulletin board (OTCBB). In order to obtain a quotation on the OTCBB, one or more market-makers must apply to the NASD on our behalf to make a market in our common stock. There is no assurance that we will be successful in obtaining a market-maker or that the market-maker will be successful in the application to the NASD. Our failure to obtain listing of our common stock on the OTCBB would adversely affect the trading market and the price of our common stock.

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ITEM 2.   LEGAL PROCEEDINGS

                 In addition to one routine matter incidental to our business, we are presently party to the following two legal proceedings:

                On June 23, 2007, we and our wholly owned subsidiary IPtimize Operations, Inc., entered into a written Settlement Agreement with Toshiba America Information Systems, Inc., a California corporation (Toshiba) which agreement (the “Settlement Agreement”) settled the action previously commenced by Toshiba in the District Court, County of Denver, State of Colorado, entitled Toshiba America Information Systems, Inc. v. IPtimize, Inc. and IPtimize Operations, Inc., Case No. 06CV12797 (The Civil Action). Pursuant to the Settlement Agreement, we agreed to stipulate to Toshiba’s entry of a judgment against us in the sum of $140,557.71, enforcement of which shall be stayed so long as we meet out payment obligations to Toshiba. Our payment obligations are comprised of a single $15,000 payment on July 10, 2007 followed by 12 equal monthly payments of 5,274.95 commencing on August 10, 2007 for a total settlement payment of $78,299.40.

                 On July 12, 2007, we entered into a written Settlement Agreement with Dare 2 Share Ministries, Inc., a Colorado corporation, wherein we settled an unsecured claim for undelivered extended warranties on telecommunications equipment for $7,378 payable $2,378 down and $1,250 per month for four consecutive months.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

                  We have retained Stark Winter Schenkein & Co., LLP (SWS) as our registered accountants to audit our financial statements for the years ended December 31, 2005 and 2006. There have been no changes in our accountants and no disagreements with SWS during the two years ended December 31, 2006 or the interim period up to and including September 24, 2007.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

                 The following is a description of all of the sales of securities undertaken by us during the past three years which were not registered under the Securities Act:

Simmetech Issuances

                 During October 2004 and March 2005, prior to the merger with IPtimize Colorado, Simmetech issued an aggregate of 11,500 shares of common stock to three individuals and two entities for services rendered to the company. We believe that the company relied on the exemption provided by Rule 504 of Regulation D or Section 4(2) of the Securities Act for the offer and sale of the shares, since the value of the shares was less than $1,000,000. We do not believe that the company engaged in any general solicitation in connection with the offer and sale of the shares, and the certificates representing the shares were issued with a restrictive legend. In addition, we believe that stop transfer instructions were given to the company’s transfer agent.

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Merger with IPtimize Colorado

                In November 2005, we issued an aggregate of 18,925,794 shares of our common stock, 750,000 shares of our Series A Preferred Stock and 931,751 warrants to approximately 120 individuals and entities representing the former stockholders and warrant holders of IPtimize Colorado. These securities were issued in exchange for all of the issued and outstanding securities of IPtimize Colorado.  We also issued 800,000 shares for consulting services rendered in connection with the merger.

                In connection with the exchange of our securities for the securities of IPtimize Colorado, we relied on the exemption from registration provided by Section 4(2) of the Securities Act. The offering was made to a limited number of individuals or entities, each of whom had an existing relationship with the officers or directors of IPtimize Colorado. We believe that the investors had available the same type of information that would be included in a registration statement. Finally, each of the certificates representing securities issued pursuant to that exemption has been inscribed with the restrictive legend required by Rule 144.

2005 Common Stock Offering

                 Between November 2005 and January 2006, and following the merger with IPtimize Colorado, we sold an aggregate of 1,847,500 shares of our common stock at a price of $0.30 per share for a total consideration of $554,250. The offering included one warrant for every share of our common stock purchased. The warrants are exercisable at a price of $0.75 per share for a period of 3 years from the date of issue.

                 In December 2005, we issued a total of 130,000 shares of our common stock to 13 individuals for services rendered to us. The shares were valued at $0.30 per share.

                 In connection with the issuance of these shares, we relied on the exemption from registration provided by Section 4(2) of the Securities Act. The offering was made to a limited number of individuals, each of whom was an employee of our company. We believe that the investors had available the same type of information that would be included in a registration statement. Finally, each of the certificates representing securities issued pursuant to that exemption has been inscribed with the restrictive legend required by Rule 144.

2006 Convertible Debenture Offering

                Between March and August 2006, we sold an aggregate of $875,000 principal amount of one year, 15%, senior bridge notes convertible into shares of our common stock at $.25 per share. Each investor in the offering also received one share of our common stock and one common stock purchase warrant for each $3.00 of principal amount convertible debenture. The warrants are exercisable at a price of $0.75 per share for a period of three years from the date of issuance.

2006 Series B Preferred Stock Offering

                 Between September and December 2006, we sold 415,000 shares of our Series B Preferred Stock to twelve individuals or entities for a price of $1.00 per share, for a total consideration of $415,000.

Other 2006 Transactions

                 In 2006, we issued 300,000 shares of common stock to three individuals or entities for $0.30 per share, or a total of $90,000. Also during 2006, we also issued 2,276,779 shares of Common Stock as follows: (a) 1,350,000 shares to four individuals for consulting services valued at $563,000; (b) 30,000 shares to one individual for interest in the amount of $15,000; (c) 871,779 shares to fifteen individuals for employee stock grants valued at $226,809; and (d) 25,000 shares to one individual for conversion of debt in the amount of $18,750. Also during 2006, we issued 291,663 shares of common stock for deferred financing fees to two individuals in the amount of $142,032, or approximately $0.49 per share.

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                In connection with the offer and sale of the shares described immediately above, we relied on the exemption from registration provided by Section 4(2) of the Securities Act. The offering was made to a limited number of individuals or entities, each of whom had an existing relationship with the officers or directors of IPtimize Colorado. We believe that the investors had available the same type of information that would be included in a registration statement. Finally, each of the certificates representing securities issued pursuant to that exemption has been inscribed with the restrictive legend required by Rule 144.

                 In connection with the sale of our common stock in 2005 and the sale of securities in 2006, and except as set forth above, we relied on the exemption from registration provided by Rule 506 of Regulation D of the Securities Act. We did not conduct any general solicitation in connection with the offering and received a representation from each investor that he, she, or it was an “accredited investor” within the meaning of Rule 501 of the Securities Act. We also took what we considered to be reasonable steps to insure that the purchasers of the securities were not underwriters within the meaning of Section 2(a)(11) of the Securities Act, including: (i) reasonable inquiry to determine if the purchaser was acquiring the securities for himself or for other persons; (ii) providing written disclosure to each purchaser that the securities had not been registered under the Securities Act and could not be sold unless they were registered or unless an exemption from registration was available; and (iii) placement of a legend on the certificate representing the securities and issuance of stock transfer instructions to our transfer agent.

Issuances During 2007

                 In connection with a financial advisory agreement executed by us on March 9, 2007, we issued a total of 8,335,000 shares of common stock and 4,165,000 warrants to purchase our common stock to a single entity that agreed to provide services to us under that agreement. The shares and warrants were issued for total consideration of $835, or $0.0001 per share of common stock.

                Between March and June 2007, we issued $325,000 principal amount of convertible promissory notes to five individuals or entities. Each note is convertible into our common stock at the rate of $0.50 per share. Each investor also received two warrants to purchase our common stock for each one dollar of debt issued by us. The warrants are exercisable at a price of $0.50 per share for a period of five years from the date of issuance.

                Effective April 6, 2007, we issued 204,509 shares of common stock to three individuals for consulting services. The shares were valued at $28,631, or approximately $0.14 per share, based on the estimated fair value of the shares on the date the issuance was approved by our board of directors. Also effective April 6, 2007, we issued 250,000 shares of common stock as compensation to an employee. The shares were valued at $35,000, or $0.14 per share, based on the estimated fair value of the shares on the date the issuance was approved by our board of directors.

                On July 2, 2007, we issued 600,000 shares of common stock to a single entity in connection with a loan agreement executed by us. The shares were issued as partial consideration for the loan, and were not assigned a separate value in the transaction.

                In August and September 2007, we agreed to issue a total of 150,000 shares of common stock to nine individuals in connection with short term loans extended by such individuals. The shares were issued at the rate of one share for each $2 advanced to us. The shares were issued as part consideration for the loans, and were not assigned a separate value for purposes of these transactions.

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                In September 2007, we issued a total of 964,667 shares of our common stock for services previously rendered to our company. Of that amount, 350,000 shares were issued to a former director for services rendered to us, 586,667 were issued to our former chairman in settlement of amounts due under his employment agreement and 28,000 were issued to a public relation firm for amounts due for services rendered by that entity. All of the shares issued in these transactions were valued at $0.15 per share based on the estimated fair market value of the shares on the date the issuance was approved by our board of directors.

                 In connection with the issuance of our securities during 2007, we relied on the exemption provided by Section 4(2) of the Securities Act. The offers were made to a limited number of persons, each of which had a preexisting relationship with us or our officers or directors. The investors were privy to the same type of information about our company that would be included in a registration statement. Finally, the certificates representing the shares issued in these transactions were embossed with the restrictive legend required by Rule 144 of the Securities Act.

                 No underwriter was involved in any of the transactions reported above.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

                 Our certificate of incorporation provides that our directors shall not have personal liability for monetary damages to us or our stockholders for breach of fiduciary duty as a director, except for:

•	Breach of the duty of loyalty;

•	Acts or omissions not in good faith or which involve intentional conduct or knowing violation of the law;

•	Voting or assenting to dividends or unlawful stock purchase or redemption in violation of Delaware law (although liability is limited to the portion of the distribution in excess of the law); and

•	Any transaction where the director directly or indirectly receives improper personal benefits.

                Our certificate of incorporation also requires us to indemnify and advance expenses to our officers, directors, employees and agents, to the fullest extent authorized by Delaware law, if such person is, or is threatened, to be made a party to any civil, criminal, administrative, investigative, or other action or proceeding instituted or threatened by reason of such person’s relationship with us.

                 Section 145 of the General Corporation Law of Delaware provides that a corporation shall have the power to indemnify a person made or threatened to be made a party to an action, suit or proceeding by reason of the former or present official capacity of the person or by or in the right of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such proceeding. To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person.

49

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
50

Financial Statements

51

IPtimize, Inc.
Balance Sheet
June 30, 2007
(Unaudited)

Assets
Current Assets
Accounts receivable, net of allowance for doubtful accounts	$46,894
Inventory	18,313
Prepaid expenses and other assets	15,457

Total current assets	80,664

Fixed Assets
Furniture, fixtures, equipment and software	183,793
Less: Accumulated depreciation	(130,672)

Total fixed assets, net of depreciation	53,121

Other Assets
Acquisition deposits	250,000
Security deposits	17,521

Total other assets	267,521

Total assets	$401,306

Liabilities and Stockholders' (Deficit)
Current Liabilities
Accounts payable and accrued expenses	$1,563,967
Bank overdraft	6,848
Notes payable	193,005
Bridge notes payable	1,250,000
Leases payable, current	46,247
Accrued interest - shareholder note	127,508
Note payable - shareholders	43,317

Total current liabilities	3,230,892

Long Term Liabilities
Leases payable	17,465
Preferred stock - Series B subject to mandatory redemption,
435,000 shares issued and outstanding	435,000

Total long term liabilities	452,465

Stockholders' (Deficit)
Preferred stock, $.001, 30,000,000 shares authorized
Series A - 1,104,236 shares issued and outstanding	883,389
Common stock, $.001 par value, 70,000,000 shares
authorized, 33,612,058 shares issued and outstanding	33,612
Additional paid in capital	7,875,183
Subscriptions receivable	(2,723)
Deferred stock compensation	(1,232,866)
Accumulated (deficit)	(10,838,646)

Total stockholders' (deficit)	(3,282,051)

Total Liabilities and Stockholders' (Deficit)	$401,306

See the accompanying notes to the financial statements.

Iptimize, Inc.
Statements of Operations
For the Six Months Ended June 30, 2007 and 2006
(Unaudited)

	2007	2006
Revenue	$433,944	$516,552

Cost of Sales	318,100	264,275

	115,844	252,277

Expenses
General and administrative	716,087	1,276,687
General and administrative non-cash stock compensation	319,084	391,111
Depreciation and amortization	22,927	12,096

Total expenses	1,058,098	1,679,894

Net Operating (Loss)	(942,254)	(1,427,617)

Other Income (Expense)
Gain on settlement of note payable	32,713	—
Non-cash interest expense	—	(195,002)
Non-cash financing expense	(43,757)	(30,125)
Interest expense	(99,806)	(31,347)

Total other (expense)	(110,850)	(256,474)

Net (Loss)	(1,053,104)	(1,684,091)

Class A Preferred stock dividend	(30,000)	(25,000)

Net (Loss) attributable to common shareholders	$(1,083,104)	$(1,709,091)

Weighted Average Shares Outstanding -
Basic and Diluted	30,536,609	23,015,068

Net (Loss) per Common Share -
Basic and Diluted	$(0.03)	$(0.07)

See the accompanying notes to the financial statements.

IPtimize, Inc.
Statements of Cash Flows
For the Six Months Ended June 30, 2007 and 2006
(Unaudited)

	2007	2006
Cash Flow from Operating Activities
Net cash (used in) operating activities	$(353,941)	$(723,498)

Cash Flow from Investing Activities
Purchase of fixed assets	(29,492)	—

Net cash (used in) investing activities	(29,492)	—

Cash Flow from Financing Activities
Bank overdraft	(717)	—
Proceeds from note payable - related parties	103,650	—
Payments to note payable - related parties	(64,500)	—
Proceeds from bridge loans	325,000	—
Proceeds from notes payable	—	641,530
Cash received for subscription receivable	20,000	—
Cash received for issuance of common stock	—	90,000
Payments on line of credit	—	(29,942)

Net cash provided by financing activities	383,433	701,588

Net (decrease) in cash	—	(21,910)
Cash - beginning of year	—	23,078

Cash - end of period	$—	$1,168

See the accompanying notes to the financial statements.

IPTIMZE, INC.
Notes to Financial Statements
June 30, 2007
(Unaudited)

Note 1. Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. They do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation, have been included in the accompanying unaudited financial statements. Operating results for the periods presented are not necessarily indicative of the results that may be expected for the full year. For further information, refer to the financial statements and notes thereto, included in the Company’s financial statements as of December 31, 2006, and for the years ended December 31, 2006 and 2005.

Note 2. Notes Payable

On June 23, 2007, the Company entered into a settlement agreement with a note holder with whom the Company had a balance due of $111,012 on December 31, 2006. The parties agreed to total settlement of $78,299 consisting of an initial payment on July 1, 2007 of $15,000 and 12 monthly installments beginning August 1, 2007 of $5,275.

During the six months ended June 30, 2007, the Company sold an aggregate of $325,000 of convertible bridge notes. The notes, which are due on the earlier of six months to one year from the  issuance date or the closing of $1,000,000 in private bridge loan financing, are secured by $10,000 per month of certain commission income and bear interest at 10%. The notes are convertible into shares of our Common Stock at $.50 per share. As additional consideration, each lender was granted a five year warrant to purchase two shares of our Common Stock at $.50 per share for each dollar loaned to the Company.

During the six months ended June 30, 2007, the Company was advanced $103,650 from three shareholders. These amounts are interest free and due on demand. The Company repaid a total of $59,500 during the six months ended June 30, 2007. The Company also repaid a prior advance in the amount of $5,000.

Note 3. Earnings (Loss) Per Share

Basic earning (loss) per share (EPS) is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. During periods in which losses are incurred, common share equivalents are not considered in the computation as their effect would be anti-dilutive.

IPTIMZE, INC.
Notes to Financial Statements
June 30, 2007
(Unaudited)

Note 4. Stockholders’ (Deficit)

During the six months ended June 30, 2007, the Company issued 8,335,000 Common Shares as consideration for services to be provided under a Business Advisory Agreement (“Agreement”) entered into on March 9, 2007. The Common Shares were valued at $1,416,950 based on the fair value of the shares on the date the Agreement was executed. As additional consideration, the Company issued a ten year warrant to purchase an aggregate of 4,165,000 shares of Common Stock at an exercise price of $0.75 per share. The warrants were valued at $43,149 using the Black-Scholes option pricing methodology. The value of the common stock and warrants has been recorded as deferred compensation on the Company’s financial statements and will be amortized for 24 months, the term of the Agreement. The A greement affords the Company the option to repurchase the C ommon Shares and the warrant for $12,500 in the event the financing contemplated by the Agreement is not consummated.

During the six months ended June 30, 2007, the Company issued 204,509 Common Shares for consulting services. The Common Shares were valued at $28,631 based on the fair value of the shares on the date the Company’s board of directors authorized the issuance of shares.

During the six months ended June 30, 2007, the Company issued 250,000 Common Shares for stock compensation to an employee. The Common Shares were valued at $35,000 based on the fair value of the shares on the date the Company’s board of directors authorized the issuance of shares.

Note 5. Going Concern

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplates continuation of the Company as a going concern. The Company has a working capital deficit of $3,1 50,228 and stockholders’ deficit of $3,282,051 as of June 30, 2007, and continuing losses from operations of $10,838,646 including a loss attributable to common shareholders of $1,083,104 for the six months ended June 30, 2007.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

Note 6 – Commitments

On June 22, 2007, the Company’s 2007 Equity Incentive Plan was ratified and approved by shareholders. Under the Plan, a total of 2,000,000 shares of the Company’s common stock is reserved for issuance to key persons assisting in the Company’s development, including officers, directors, employees and consultants. As of June 30, 2007, no shares or options were issued under the plan.

IPTIMZE, INC.
Notes to Financial Statements
June 30, 2007
(Unaudited)

Note 7 – Subsequent Events

On July 2, 2007, the Company entered into a $330,000 Line of Credit Agreement for working capital financing. The line of credit is secured by all of the Company’s un-pledged and unencumbered tangible and intangible assets. In consideration for the line of credit, the Company executed a 11.45% promissory note due October 2, 2007 and issued an aggregate of 600,000 restricted shares of Common Stock.

On July 12, 2007, the Company entered into a written Settlement Agreement to settle an unsecured claim for undelivered extended warranties on telecommunications equipment for $7,378 which includes a $2,378 initial payment and $1,250 per month for four consecutive months.

On July 27, 2007, the Company and the former Chairman of the Board of Directors, who resigned on June 22, 2007, entered into an agreement to terminate the former Director’s employment contract and accepted 586,667 shares of common stock, valued at $88,000, as compensation for accrued salary and expenses.

On August 20, 2007, the Company entered into an agreement with an independent contractor to provide strategic planning and business advisory services. The agreement terminates the earlier of: (i) December 31, 2007 or (ii) upon the closing of financing in the amount of $4,000,000 and the full payment of all federal withholding tax obligations. Compensation for services includes a monthly fee of $10,000 and the option to purchase common stock as more fully described below.

On August 20, 2007, the Company entered into an agreement with an independent contractor to provide strategic planning and financial advisory services. The agreement terminates the earlier of: (i) December 31, 2007 or (ii) upon the closing of financing in the amount of $4,000,000 and the full payment of all federal withholding tax obligations. Compensation for services includes a monthly fee of $7,500 and the option to purchase common stock as more fully described below.

On August 20, 2007, the Company granted options to two independent contractors to purchase a total of 3,865,000 shares of Common Stock at $0.08 per share. The options were valued at $32,649 using the Black-Scholes option pricing methodology. The option shares vest on a quarterly schedule over a three year term.

On August 20, 2007, the Company granted options to two employees, including one Executive Officer, to purchase a combined total of 847,500 shares of Common Stock at $0.08 per share as part of the Company’s 2007 Equity Incentive Plan. The options were valued at $11,684 using the Black-Scholes option pricing methodology. The option shares vest on a quarterly schedule over a five year term.

On August 20, 2007, the Company granted options to one Executive Officer and Director to purchase a total of 1,695,000 shares of Common Stock at $0.08 per share. The options were valued at $14,318 using the Black-Scholes option pricing methodology The option shares vest on a quarterly schedule over a three year term.

Between August 28, 2007 and September 18, 2007, the Company borrowed from nine individual lenders the principle sum of $300,000 with an interest rate of ten (10%) percent per annum. Principle and interest are payable on the 91st day following the date of the agreement. As additional consideration, the Company will issue one share of Common Stock for every two dollars loaned to the Company.

On August 31, 2007, the Company entered into an Agreement and Plan of Merger with WTI, L.L.C., a privately-owned Washington limited liability company (WTI), to acquire all of WTI’s issued and outstanding membership interests. Closing of the proposed acquisition is subject to numerous contingencies, including the receipt of sufficient capital to fund the purchase.

IPTIMZE, INC.
Notes to Financial Statements
June 30, 2007
(Unaudited)

On September 10, 2007, the Company entered into a settlement and release agreement with a vendor whereby the parties agreed to terminate the service agreement and the Company would issue 28,000 shares of common stock as consideration for accrued expenses of $7,000.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
IPtimize, Inc.

We have audited the accompanying balance sheet of IPtimize, Inc. as of December 31, 2006, and the related statements of operations, stockholders’ (deficit), and cash flows for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IPtimize, Inc. as of December 31, 2006, and the results of its operations, and its cash flows for the years ended December 31, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statements, the Company has suffered recurring losses and has working capital and stockholders’ deficits. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Denver, Colorado
July 23, 2007 (except for Notes 3 and 12, as to which
     the date is September 20, 2007)

IPtimize, Inc.
Balance Sheet
December 31, 2006

Assets
Current Assets
Accounts receivable, net of allowance for doubtful accounts	$34,949
Inventory	18,313

Total current assets	53,262

Fixed Assets
Furniture, fixtures, equipment and software	154,301
Less: Accumulated depreciation	(107,745)

Total fixed assets, net of depreciation	46,556

Other Assets
Acquisition deposit	250,000
Security deposits	17,521

Total other assets	267,521

Total Assets	$367,339

Liabilities and Stockholders' (Deficit)
Current Liabilities
Accounts payable and accrued expenses	$1,250,341
Bank overdraft	7,565
Notes payable	220,717
Bridge notes payable	925,000
Leases payable, current	27,188
Accrued interest - shareholder note	59,333
Note payable - shareholder	5,000

Total current liabilities	2,495,144

Long Term Liabilities
Leases payable	19,819
Preferred stock - Series B subject to mandatory redemption,
415,000 shares issued and outstanding	415,000

Total long term liabilities	434,819

Stockholders' (Deficit)
Preferred stock, $.001 par value, 30,000,000 shares authorized
Series A - 1,104,236 shares issued and outstanding	883,389
Common stock, $.001 par value, 70,000,000 shares authorized,
25,119,547 shares issued and outstanding	25,120
Additional paid in capital	6,359,112
Deferred financing fees, net	(43,758)
Deferred compensation, net	(28,222)
Subscriptions receivable	(2,723)
Accumulated (deficit)	(9,755,542)

Total stockholders' (deficit)	(2,562,624)

Total Liabilities and Stockholders' (Deficit)	$367,339

See the accompanying notes to the financial statements.

Iptimize, Inc.
Statements of Operations
For the years ended December 31, 2006 and 2005

	2006	2005
Revenue	$926,021	$1,525,892

Cost of Sales	515,150	735,836

	410,871	790,056

Expenses
General and administrative	1,973,253	2,139,973
Non-cash stock compensation	846,253	1,765,889
Impairment of fixed assets	—	25,000
Depreciation and amortization	22,254	41,760

Total expenses	2,841,760	3,972,622

Net Operating (Loss)	(2,430,889)	(3,182,566)

Other (Expense)
Non-cash interest expense	(195,002)	(30,400)
Non-cash financing expense	(98,274)	(87,500)
Interest expense	(83,369)	(49,726)

Total other (expense)	(376,645)	(167,626)

Net (Loss)	(2,807,534)	(3,350,192)
Class A Preferred stock dividend	(50,000)	(53,387)

Net (Loss) attributable to common shareholders	$(2,857,534)	$(3,403,579)

Weighted Average Shares Outstanding -
Basic and Diluted	23,694,181	15,021,955

Net (Loss) per Common Share -
Basic and Diluted	$(0.12)	$(0.22)

See the accompanying notes to the financial statements.

IPtimize, Inc.
Statement of Stockholders' (Deficit)
For the Years Ended December 31, 2005 and 2006

	Common Stock		Preferred Stock Series A		Additional Paid-in	Subscriptions	Deferred Financing	Deferred	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Capital	Receivable	Fees	Compensation	(Deficit)	(Deficit)
Balance at December 31, 2004	10,479,574	$10,479	—	$—	$2,223,834	$(2,723)	$(87,500)	$—	$(3,494,428)	$(1,350,338)

Stock issued for cash	2,495,917	2,496	—	—	690,379	—	—	—	—	692,875

Stock issued for services	6,257,133	6,257	—	—	1,781,630	—	—	—	—	1,787,887

Stock cancelled for services	(110,000)	(110)	—	—	(21,890)	—	—	—	—	(22,000)

Preferred shares issued for cash	—	—	750,000	600,000	—	—	—	—	—	600,000

Stock issued for interest	—	—	66,734	53,387	—	—	—	—	—	53,387

Shares Issued for conversion of bridge notes	2,677,670	2,678	—	—	548,222	—	—	—	—	550,900

Shares issued for Simmetech shareholders	400,811	401	—	—	(401)	—	—	—	—	—

Amortization of deferred financing fees	—	—	—	—	—	—	87,500	—	—	87,500

Preferred stock dividend	—	—	—	—	—	—	—	—	(53,387)	(53,387)

Net (loss)	—	—	—	—	—	—	—	—	(3,350,192)	(3,335,192)

Balance at December 31, 2005	22,201,105	22,201	816,734	653,387	5,221,774	(2,723)	—	—	(6,898,007)	(1,003,368)

Stock issued for cash	350,000	350	—	—	89,650	—	—	—	—	90,000

Stock issued for services	1,350,000	1,350	—	—	561,650	—	—	—	—	563,000

Stock grants to employees	871,779	872	—	—	225,937	—	—	—	—	226,809

Stock issued for interest and penalties	30,000	30	287,502	230,002	14,970	—	—	—	—	245,002

Shares Issued for conversion of bridge notes	25,000	25	—	—	18,725	—	—	—	—	18,750

Deferred financing fees	291,663	292	—	—	141,740	—	(142,032)	—	—	—

Amortization of deferred financing fees	—	—	—	—	—	—	98,274	—	—	98,274

Deferred compensation	—	—	—	—	84,666	—	—	(84,666)	—	—

Amortization of deferred compensation	—	—	—	—	—	—	—	56,444	—	56,444

Preferred stock dividend	—	—	—	—	—	—	—	—	(50,000)	(50,000)

Net (loss)	—	—	—	—	—	—	—	—	(2,807,534)	(2,807,534)

Balance at December 31, 2006	25,119,547	$25,120	1,104,236	$883,389	$6,359,112	$(2,723)	$(43,758)	$(28,222)	$(9,755,542)	$2,562,624)

See the accompanying notes to the financial statements.

IPtimize, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2006 and 2005

	2006	2005
Cash Flow from Operating Activities
Net (loss)	$(2,807,534)	$(3,350,192)
Adjustments to reconcile net (loss) to net cash
(used in) operating activities:
Allowance for bad debt	16,009	—
Non-cash stock compensation	846,253	1,765,889
Non-cash interest expense	195,002	30,400
Depreciation and amortization	22,254	41,760
Impairment of fixed assets	—	25,000
Amortization of deferred financing fees	98,274	87,500
Changes in:
Accounts receivable	46,047	133,870
Inventory	15,421	—
Security deposits	(7,200)	(6,300)
Accounts payable and accrued expenses	487,949	(179,575)
Deferred revenue	(3,370)	(33,709)
Lease payable	(10,362)	(30,359)
Accrued interest	48,694	(38,268)

Net cash (used in) operating activities	(1,052,563)	(1,553,984)

Cash Flow from Investing Activities
Purchase of fixed assets	(2,624)	—
Cash paid for acquisition deposit	(250,000)	—

Net cash (used in) investing activities	(252,624)	—

Cash Flow from Financing Activities
Proceeds from bridge loans	875,000	137,500
Bank overdraft	7,565	—
Net proceeds (payments) from note payable - related parties	—	(171,500)
Net proceeds (payments) from notes payable	(75,514)	235,700
Cash received for issuance of preferred stock	415,000	600,000
Cash received for issuance of common stock	90,000	692,875
Payments on line of credit	(29,942)	(6,763)

Net cash provided by investing activities	1,282,109	1,487,812

Net increase (decrease) in cash	(23,078)	(66,172)
Cash - beginning of year	23,078	89,250

Cash - end of year	$—	$23,078

Supplemental Disclosure
Interest paid	$8,038	$130,603

Income taxes paid	$—	$—

Non-Cash Financing and Investing Activities
Bridge loans converted to common stock	$—	$550,900
Shares issued for financing costs	$142,032	$—
Shares issued for deferred compensation	$84,666	$—

See the accompanying notes to the financial statements.

IPtimize, Inc.
Notes to Financial Statements
December 31, 2006

Note 1. Summary of Significant Accounting Policies

Organization

The Company was incorporated under the laws of the State of Minnesota in 1983 as Simmetech Inc. (“Simmetech”). The Company was essentially dormant until November 2005, when it entered into a business combination with a Colorado corporation, Iptimize, Inc. (“Iptimize Colorado”). The Company was the legal survivor of the transaction. Following the transaction, the name of the Company was changed to Iptimize, Inc.

The business combination between Simmetech and Iptimize Colorado has been treated as a “reverse merger” for accounting purposes. Since the amount of stock issued by Simmetech in the merger exceeded the amount of stock outstanding before the merger, the transaction is treated as if Iptimize Colorado acquired Simmetech and Iptimize Colorado was the accounting survivor of the transaction. Iptimize Colorado was thus recapitalized to account for the transaction with Simmetech and an additional 400,811 common shares were issued in the transaction. Simmetech had no assets or liabilities at the time of the transaction. As a result, the historical financial statements of Iptimize Colorado survive for accounting purposes.

The Company has been engaged in the business of managed voice-over-internet services for businesses since that date. On September 5, 2007, the Company changed its domicile to the State of Delaware through a merger with its wholly-owned subsidiary.

Revenue Recognition

The Company recognizes revenue from services at the time the services are completed and revenue from the sale of products at the time that title passes to the buyer.

Cash and Cash Equivalents

For purposes of balance sheet classification and the statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are stated at estimated net realizable value. Accounts receivable are comprised of balances due from customers net of estimated allowances for uncollectible accounts. In determining collectibility, historical trends are evaluated and specific customer issues are reviewed to arrive at appropriate allowances. At December 31, 2006, the allowance for doubtful accounts was $33,128. Bad debt expense for the years ended December 31, 2006 and 2005 was $18,815 and $34,392, respectively.

Property and Equipment

Property and equipment, which consists of computers, software, office furniture and equipment, is stated at cost and is being depreciated using the straight-line method over their estimated economic lives of three to five years.

IPtimize, Inc.
Notes to Financial Statements
December 31, 2006

Inventory

Inventory consists primarily of communications equipment and accessories and is carried at the lower of cost or market.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Net Income (Loss) Per Common Share

The Company calculates net income (loss) per share as required by Statement of Financial Accounting Standards (SFAS) 128, “Earnings per Share.” Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding for the period.

Diluted earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares and dilutive common stock equivalents outstanding. During periods in which the Company incurs losses, common stock equivalents, if any, are not considered, as their effect would be anti dilutive.

Income Taxes

The Company follows SFAS 109 “Accounting for Income Taxes” for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Fair Value of Financial Instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2006. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, leases payable and notes payable. Fair values were assumed to approximate carrying values for these financial instruments because they are short term in nature, their carrying amounts approximate fair values, or they are receivable or payable on demand. The carrying value of the Company’s long-term debt approximated its fair value based on the current market conditions for similar debt instruments.

IPtimize, Inc.
Notes to Financial Statements
December 31, 2006

Impairment of Long-Lived Assets

The Company periodically reviews the carrying amount of inventory and property and equipment to determine whether current events or circumstances warrant adjustments to such carrying amounts. If an impairment adjustment is deemed necessary, such loss is measured by the amount that the carrying value of such assets exceeds their fair value. Considerable management judgment is necessary to estimate the fair value of assets and accordingly, actual results could vary significantly from such estimates. Assets to be disposed of are carried at the lower of their financial statement carrying amount or fair value less costs to sell. As of December 31, 2006, management believes that there is no impairment on long-lived assets.

Segment Reporting

The Company follows SFAS 131, “Disclosure about Segments of an Enterprise and Related Information”. The Company operates in one industry segment consisting of communications consulting and will evaluate additional segment disclosure requirements as it expands operations.

Stock-based Compensation

The Company accounts for equity instruments issued to employees for services based on the fair value of the equity instruments issued and accounts for equity instruments issued to other than employees based on the fair value of the consideration received or the fair value of the equity instruments, whichever is more reliably measurable.

Effective January 1, 2006, the Company implemented the provisions of SFAS 123(R), “Share Based Payment,” requiring the Company to provide compensation costs for the Company’s stock option plans determined in accordance with the fair value based method prescribed in SFAS 123, as revised. The Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model and provides for expense recognition over the service period, if any, of the stock option.

Prior to January 1, 2006, the Company applied the provisions of SFAS 123, “Accounting for Stock-Based Compensation,” which allowed companies to continue to follow the intrinsic value method set forth in Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees” (“APB 25”) but disclose the pro forma effects on net income (loss) had the fair value of the options been expensed.

Recent Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued FIN 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109,” which seeks to reduce the diversity in practice associated with the accounting and reporting for uncertainty in income tax positions. This Interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in an income tax return. FIN 48 presents a two-step process for evaluating a tax position. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination, based on the technical merits of the position. The second step is to measure the benefit to be recorded from tax positions that meet the more-likely-than-not recognition threshold, by determining the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement, and recognizing that amount in the financial statements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently in the process of evaluating the effect, if any, the adoption of FIN 48 will have on its consolidated results of operations, financial position, or cash flows.

IPtimize, Inc.
Notes to Financial Statements
December 31, 2006

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 provides a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. SFAS No. 157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. SFAS No. 157 is effective for financial statements issued in fiscal years beginning after November 15, 2007 and to interim periods within those fiscal years. The Company is currently in the process of evaluating the effect, if any, the adoption of SFAS No. 157 will have on its consolidated results of operations, financial position, or cash flows.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 106, and 132(R)” (SFAS No. 158). SFAS No. 158 requires companies to recognize a net liability or asset and an offsetting adjustment to accumulated other comprehensive income to report the funded status of defined benefit pension and other postretirement benefit plans. SFAS No. 158 requires prospective application, recognition and disclosure requirements effective for the Company’s fiscal year ending December 31, 2007. Additionally, SFAS No. 158 requires companies to measure plan assets and obligations at their year-end balance sheet date. This requirement is effective for the Company’s fiscal year ending December 31, 2009. The Company is currently evaluating the impact of the adoption of SFAS No. 158 and does not expect that it will have a material impact on its financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. SAB No. 108 was issued in order to eliminate the diversity in practice surrounding how public companies quantify financial statement misstatements. SAB No. 108 requires that registrants quantify errors using both a balance sheet (iron curtain) approach and an income statement (rollover) approach then evaluate whether either approach results in a misstated amount that, when all relevant quantitative and qualitative factors are considered, is material. SAB No. 108 is effective for fiscal years ending after November 15, 2006. The Company has adopted the bulletin during 2006. The adoption did not have a material effect on its consolidated results of operations, financial position, or cash flows.

IPtimize, Inc.
Notes to Financial Statements
December 31, 2006

Note 2. Fixed Assets

As of December 31, 2006, the Company owns or has capitalized the following assets under financing leases:

Furniture and fixtures	$31,475
Equipment and software	122,826

154,301

Less accumulated depreciation	(107,745)
$46,556

Depreciation expense charged to operations was $22,254 and $41,760 for 2006 and 2005, respectively.

Note 3. Acquisition Costs

During 2006, the Company paid cash in the amount of $250,000 as earnest money based on the terms and conditions of a letter of intent regarding a proposed acquisition of a company engaged in telecommunications services (see Note 12).

Note 4. Notes Payable

During 2004, the Company entered into a note payable with a vendor as settlement of an outstanding account payable, the amount was $10,517 on January 1, 2005; payments of $2,000 and $1,044 were made during 2005 and 2006, respectively, leaving a balance due of $7,473, at December 31, 2006. The note does not bear interest and is due on demand.

During 2004, the Company entered into a note payable with another vendor as settlement of an outstanding account payable, the amount was $10,974 on January 1, 2005; payments of $6,700 and $1,000 were made during 2005 and 2006, respectively, leaving a balance due of $3,274 at December, 31, 2006. The note does not bear interest and is due on demand.

During 2004, the Company entered into a note payable with another vendor as settlement of an outstanding account payable, the amount was $28,428 on January 1, 2005; payments of $4,000 and $470 were made during 2005 and 2006, respectively, leaving a balance due of $23,958 at December 31, 2006. The note does not bear interest and is due on demand.

During 2004, the Company entered into a note payable with another vendor as settlement of an outstanding account payable, the amount was $173,212 on January 1, 2005; payments of $44,200 and $18,000 were made during 2005 and 2006 respectively leaving a balance due of $111,012 at December 31, 2006. The note does not bear interest and is due on demand.

During 2004, the Company entered into a note payable with another vendor as settlement of an outstanding account payable, the amount was $4,000 on January 1, 2005; payments of $2,000 were made during 2005 leaving a balance due of $2,000 at December 31, 2006. The note does not bear interest and is due on demand.

During 2004, the Company assumed notes totaling $122,000 in connection with an acquisition. During 2005, $43,000 was paid with 215,000 shares of the Company’s Series A Preferred stock. The remaining note for $79,000 was increased to $86,000 as consideration for certain loan modifications and the $7,000 was charged to financing fees in 2005. The loan was payable in monthly payments of $4,000 beginning February 1, 2005, with interest accruing at 6%. Remaining principal and interest was due December 31, 2005. During 2005, $13,000 was paid to the note holder, leaving a balance due of $73,000. No additional payments were made in 2006. The note is in default awaiting repayment.

IPtimize, Inc.
Notes to Financial Statements
December 31, 2006

Note 5. Convertible Debenture

During 2005, The Company received proceeds of $137,500 from convertible debt holders. All but one note holder converted their debt (including $463,400 from previous years) to equity; at December 31, 2006 the remaining note is for $50,000, with interest accruing at 10%.

During 2006, the Company entered into $875,000 of Convertible Bridge Notes with fourteen individual lenders. At the lenders’ discretion, the notes may be converted into 3,500,000 common shares which reflects a conversion price of $0.25 per share. The lenders were issued 291,663 common shares based on .33 shares per $1,000 note amount. The lenders were issued warrants to purchase 291,663 common shares at any time for three (3) years from the date of the Bridge Note and Stock Purchase Agreement at an exercise price of $0.75 per share.

Note 6. Note Payable — Shareholder

During 2004, the Company entered into a $10,000 note agreement with an officer and director for payment by the officer and director of certain vendor financing costs on behalf of the Company. The note accrues interest at 12% and was due on March 31, 2005. The Company paid $5,000 in 2005 and had $5,000 plus interest due at December 31, 2006.

Note 7. Redeemable Preferred Shares

During 2006, the Company issued 435,000 shares of Series B Preferred Shares for cash of $435,000, less a subscription receivable of $20,000. The Series B Preferred Shares are convertible at any time based on a conversion rate of three (3) Common Stock Shares for every one (1) Series B Preferred Share. The Series B Preferred Shares accrue simple twelve percent (12%) interest payable on a monthly basis in cash. The Company may elect, after twelve months from the date of each subscription agreement, to repurchase the Series B Preferred Shares in whole or in part. The Company shall be required to repurchase all Preferred Shares not converted upon the twenty-fourth month from the date of each subscription agreement at the original purchase price

IPtimize, Inc.
Notes to Financial Statements
December 31, 2006

Note 8. Stockholders’ (Deficit)

During 2005, the Company issued 2,495,917 shares of Common Stock for cash of $692,875 and 750,000 shares of "Series A" Preferred Stock for cash of $600,000.

The Company issued 6,257,133 Common Stock shares for services in 2005, including the following: (a) 2,368,200 shares for services related to the reverse merger transaction with Simmetech, Inc. and capital formation costs for $313,250; (b) 2,191,994 shares for $860,440 in stock compensation, which included 250,000 shares to Mr. Adimando, a director candidate; (c) 1,561,939 shares for $604,197 in accrued salaries; and (d) 25,000 shares for consulting for $10,000.

The Company issued 400,811 common stock shares to the existing shareholders of JGRT in a one for one exchange in December 2005.

The Company converted $550,900 of Convertible Bridge Notes into 2,677,670 Common Stock shares.

The Company extinguished 110,000 shares previously committed but not issued related to investment banking services in 2004.

During 2006, the Company issued 350,000 shares of Common Stock for cash of $90,000.

The Company issued 2,276,779 shares of Common Stock in 2006 as follows: (a) 1,350,000 shares for consulting services valued at $563,000; (b) 30,000 shares for accrued interest of $15,000; (c) 871,779 shares for employee stock grants at fair market value of $226,809; and (d) 25,000 shares for conversion of debt in the amount of $18,750.

In addition, the Company issued 291,663 shares of common stock for deferred financing fees in the amount of $142,032, which is being amortized over one year. During 2006 the Company had $98,274 in amortization relating to these financing fees.

The Company also issued 354,236 shares of Series A Preferred Stock in 2006 for accrued interest and penalty in the amount of $283,389.

During 2005, the Company issued warrants for a total of 931,751 Common Stock shares in 2005, including 328,226 warrants related to the Series A Preferred offering with an exercise price of $0.80 per share; 500,000 warrants to JP Turner & Co. with an exercise price of $1.00 per share; 65,625 warrants to certain brokers of JP Turner &Co. with an exercise price of $0.80 per share; and 38,000 warrants to investors with an exercise price of $1.00 per share.

The Company issued warrants for a total of 2,489,163 Common Shares in 2006; including 1,647,500 warrants for incentives with an exercise price of $0.75 per share; 300,000 warrants in conjunction with a private placement with an exercise price of $0.75 per share; 291,663 warrants for incentives with an exercise price of $0.75 per share; and 250,000 warrants for consulting services with an exercise price of $0.50 per share. The Company valued the 250,000 warrants for consulting services at $84,666 based on the Black-Scholes option pricing methodology. The expense was recorded as deferred compensation to be amortized over twelve months, the term of the consulting services agreement. During 2006 the Company had $56,444 in amortization expense relating to this deferred compensation.

	Analysis of Stock Warrants
	2006		2005
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	931,751	$0.80-1.00	—	$—
Granted	2,489,163	$0.50-0.75	931,751	$0.80-1.00

Exercised	—	—	—	—
Canceled	—	—	—	—
Expired	—	—	—	—

Outstanding and exercisable, end of year	3,420,914	$0.50-1.00	931,751	$0.80-1.00

Weighted average fair value of Warrants granted during year	$1,804,372		$616,753

Weighted average fair value of Warrants exercised during year	$—		$—

IPtimize, Inc.
Notes to Financial Statements
December 31, 2006

Stock warrants outstanding and exercisable at December 31, 2006, are as follows:

Exercise Price Range	Number	Remaining Contractual Life (In Years)	Weighted Average Exercise Price

$ 0.80	328,126	1	$0.80
$ 1.00	500,000	3	$1.00
$ 0.80	65,625	3	$0.80
$ 1.00	38,000	2	$1.00
$ 0.75	1,647,500	3	$0.75
$ 0.75	300,000	3	$0.75
$ 0.50	250,000	4	$0.50
$ 0.75	291,663	3	$0.75

	3,420,914		$0.78

Note 9. Income Taxes

The Company accounts for income taxes under SFAS 109, “Accounting for Income Taxes,” which requires use of the liability method. SFAS 109 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized. The tax effects of temporary differences and net operating losses that give rise to significant portions of deferred tax assets and liabilities consisted of the following:

2006

Deferred tax assets (liabilities)
Net operating loss carry forwards	$1,580,000
Less valuation allowance	(1,580,000)

Net deferred tax asset	$—

The net operating loss carry forwards will expire through 2026. The deferred tax asset has been fully reserved as of December 31, 2006. The primary difference between book and tax loss is stock compensation. The change in the valuation allowance for the deferred tax asset during the year ended December 31, 2006 was $590,000.

IPtimize, Inc.
Notes to Financial Statements
December 31, 2006

Note 10. Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplates continuation of the Company as a going concern. The Company has a working capital deficit of $2,441,882 and an accumulated deficit of $9,755,542 as of December 31, 2006.

The Company is currently seeking equity capital. The Company has tentative commitments from various parties to provide additional capital however there is no assurance that such funding will be available when needed, or if available, that the terms will be favorable or acceptable to the Company.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

Note 11. Commitments

The Company has entered into two capital leases relating to computers and network equipment. The leases have terms up to 48 months and monthly payments with interest rates ranging from 14.2 –14.6%. The future minimum lease payments are for the years ending December 31:

2007	$27,188
2008	19,819

$47,007

During 2006, the Company entered into a building lease. The lease has a term of two years with one, two-year renewal option. Future minimum lease payments for the years ending December 31 are as follows:

2007	$44,326
2008	31,086

$75,412

Note 12. Subsequent Events

On June 22, 2007 the Company held a Special Meeting of Stockholders where the stockholders approved the reincorporation of the Company from the State of Minnesota to the State of Delaware. On September 5, 2007, the Company changed its domicile to the State of Delaware through a merger with its wholly-owned subsidiary.

Subsequent to December 31, 2006 and through September 20, 2007 the Company has sold an aggregate of $325,000 of convertible bridge notes. The notes, which are due on the earlier of sixth months to one year from the date of issuance of the  notes or the closing of $1,000,000 in private bridge loan financing, are secured by $10,000 per month of certain commission income and bear interest at 10%. The notes are convertible into shares of our Common Stock at $.50 per share. As additional consideration, each lender was granted a five year warrant to purchase two shares of our Common Stock at $.50 per share for each dollar loaned to the Company.

IPtimize, Inc.
Notes to Financial Statements
December 31, 2006

Subsequent to December 31, 2006 and through September 20, 2007, the Company was advanced $103,650 from three shareholders. These amounts are interest free and due on demand. The Company repaid a total of $59,500 during the perionds ended September 20, 2007.

On March 9, 2007 the Company issued 8,335,000 Common Shares and 4,165,000 warrants, exercisable over ten years at a price of $0.75 per share, in consideration for business advisory services related to restructuring and recapitalization of the Company. The Company has the exclusive right to repurchase the Common Shares in the event that the transaction contemplated in the Business Advisory Agreement is not completed. The agreement has a term of two years and also requires the Company to pay monthly fees of $5,000 and restructuring advisory fees of $150,000.

During 2006, the Company entered into $875,000 of Convertible Bridge Notes with fourteen individual lenders. Principle and interest is due twelve months from the date of each agreement. As of September 20, 2007, no payments have been made to the lenders and all Notes are currently in default. The Company is negotiating with each individual lender to covert their Bridge Note to Common Stock. As of September 20, 2007, three lenders have agreed to convert a total of $185,000 of Bridge Notes and accrued interest to 1,409,875 shares of Common Stock. In addition, six lenders have agreed to extend the term of the Note and negotiations are on-going with the remaining five lenders.

On July 2, 2007, the Company entered into a $330,000 Line of Credit Agreement for working capital financing. The line of credit is secured by all of the Company’s un-pledged and unencumbered tangible and intangible assets. In consideration for the line of credit, the Company executed a 11.45% promissory note due October 2, 2007 and issued an aggregate of 600,000 restricted shares of Common Stock.

The Company entered into a settlement agreement with a note holder with whom the Company had a balance due of $111,012 on December 31, 2006. The parties agreed to total settlement of $78,299 consisting of an initial payment on July 10, 2007 of $15,000 and 12 monthly installments beginning August 1, 2007 of $5,275.

On July 12, 2007, the Company entered into a written Settlement Agreement to settled an unsecured claim for undelivered extended warranties on telecommunications equipment for $7,378 which is includes a $2,378 initial payment and $1,250 per month for four consecutive months.

On July 27, 2007 the Company and the former Chairman of the Board of Directors, who resigned on June 22, 2007, entered into an agreement to terminate the former Director’s employment contract and accept 586,667 shares of common stock, valued at $88,000, as compensation for accrued salary and expenses.

On August 20, 2007 the Company entered into an agreement with an independent contractor to provide strategic planning and business advisory services. The agreement terminates the earlier of: (i) December 31, 2007 or (ii) upon the closing of financing in the amount of $4,000,000 and the full payment of all federal withholding tax obligations. Compensation for services includes a monthly fee of $10,000 and the option to purchase common stock as more fully described below.

IPtimize, Inc.
Notes to Financial Statements
December 31, 2006

On August 20, 2007 the Company entered into an agreement with an independent contractor to provide strategic planning and financial advisory services. The agreement terminates the earlier of: (i) December 31, 2007 or (ii) upon the closing of financing in the amount of $4,000,000 and the full payment of all federal withholding tax obligations. Compensation for services includes a monthly fee of $7,500 and the option to purchase common stock as more fully described below.

On August 20, 2007 the Company granted options to two independent contractors to purchase a total of 3,865,000 shares of Common Stock at $0.08 per share. The options were valued at $32,649 using the Black-Scholes option pricing methodology. The option shares vest on a quarterly schedule over a three year term.

On August 20, 2007 the Company granted options to two employees, including one Executive Officer, to purchase a combined total of 847,500 shares of Common Stock at $0.08 per share as part of the Company’s 2007 Equity Incentive Plan. The options were valued at $11,684 using the Black-Scholes option pricing methodology. The option shares vest on a quarterly schedule over a five year term.

On August 20, 2007 the Company granted options to one Executive Officer and Director to purchase a total of 1,695,000 shares of Common Stock at $0.08 per share. The options were valued at $14,318 using the Black-Scholes option pricing methodology. The option shares vest on a quarterly schedule over a three year term.

Between August 28, 2007 and September 20, 2007, the Company borrowed from nine individual lenders the principle sum of $300,000 with an interest rate of ten (10%) percent per annum. Principle and interest are payable on the 91st day following the date of the agreement. As additional consideration, the Company will issue one share of Common Stock for every two dollars loaned to the Company.

On August 31, 2007, the Company entered into an Agreement and Plan of Merger with WTI, L.L.C., a privately-owned Washington limited liability company (WTI), to acquire all of WTI’s issued and outstanding membership interests. Closing of the proposed acquisition is subject to numerous contingencies, including the receipt of sufficient capital to fund the purchase. In consideration, the Company will issue 20,000,000 shares of common stock and grant a three year warrant to purchase an aggregate of 300,000 shares of common stock at the lower of $0.75 per share or the price per share offered to investors in a presently proposed equity financing in an amount of not less than $6,000,000. The Company also agrees to pay $550,000 in cash, $250,000 of which has already been paid. The Company also agrees to issue a promissory note in the principal amount of $2,450,000 bearing interest at a rate of eight percent (8%) per annum, with interest payable on a monthly basis and the following principal reduction payments: (i) $300,000 due six months after the closing date; (ii) $600,000 due nine months after the closing date, and (iii) the remaining balance due two years from the closing date. In addition, the Company agrees to allocate 20% of the net proceeds from the proposed equity financing to reduce the outstanding principal balance of the note. The Company will also pay off or replace $1,000,000 in bank debt presently owed by WTI and pay off up to $928,056 in debt presently owed by WTI to the members of WTI and to an affiliated third party lender.

On September 10, 2007, the Company entered into a settlement and release agreement with a vendor whereby the parties agreed to terminate the service agreement and issue 28,000 shares of common stock as compensation for accrued expenses of $7,000.

PART III

ITEM 1. INDEX TO EXHIBITS.

Exhibit No.	Description

2.1	Certificate of Merger and Agreement and Plan of Merger between Simmetech, Inc. and IPtimize, Inc. as filed with the Minnesota Secretary of State on November 7, 2005

2.2	Articles of Correction as filed with the Minnesota Secretary of State on August 7, 2007, including Articles of Merger dated July 6, 2007 and Amended Agreement and Plan of Merger between the Company and IPtimize, Inc. dated September 20, 2005

2.3	Agreement and Plan of Merger between the Company and IPtimize, Inc., a Delaware corporation dated September 5, 2007

3.1	Certificate of Incorporation of the Company as filed with the Delaware Secretary of State on June 6, 2007

3.2	Bylaws of the Company

4.1	Form of Certificate for Common Stock

4.2	Form of Convertible Promissory Note

4.3	Form of 2006 Senior Secured Promissory Note (included in Exhibit 10.3)

9	Not Applicable

10.1	Form of Subscription Agreement for Common Stock of the Company

10.2	Form of Subscription Agreement Units of the Company

10.3	Form of Bridge Note and Stock Purchase Agreement

10.4	Form of Common Stock Purchase Warrant

10.5	Employment Agreement between the Company and Clint J. Wilson dated October 1, 2005

10.6	Business Advisory Agreement between the Company and First Capital Business Development, LLC dated March 9, 2007

10.7	Settlement Agreement between the Company and Toshiba America Information Systems, Inc. dated June 23, 2007
52

10.8	Line of Credit Agreement between the Company and First Capital Business Development, LLC dated July 2, 2007

10.9	Settlement Agreement between the Company and Dare 2 Share Ministries, Inc. dated July 12, 2007

10.10	Termination, Waiver and Release Agreement between the Company and John R. Evans dated July 27, 2007

10.11	2007 Equity Incentive Plan

10.12	Form of Stock Option Agreement

10.13	Form of Pre-Bridge Loan Agreement

10.14	Alternate Form of Common Stock Purchase Warrant

10.15	Agreement and Plan of Merger between the Company, WTI, L.L.C. and a subsidiary of the Company dated August 31, 2007

11	Not Applicable.

16	Not Applicable.

21	List of Subsidiaries.

99	Not Applicable.

100	Not Applicable.

ITEM 2. DESCRIPTION OF EXHIBITS. See, ITEM 1, above for a description of the Exhibits filed with this registration statement.
53

SIGNATURES

                 In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Denver, State of Colorado, on September 25, 2007.

IPtimize, Inc.

By:
Clinton J. Wilson, President and Principal Financial Officer
54